FORM 20-F/A

    UNITED STATES SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. 20549

(MARK ONE)
/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934
                                       OR

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934.
                    For the fiscal year ended: March 31, 1996

                                       OR

                  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

         For the transition period from_____________ to ______________.

Commission file number:   0-13986



                              ELAN CORPORATION, PLC
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             (Exact name of Registrant as specified in its charter)

                                    Ireland
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                (Jurisdiction of incorporation or organization)

                 Monksland, Athlone, County Westmeath, Ireland
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                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                                                      Name of exchange
Title of each class                                                                   on which registered
American Depositary Shares, representing
Ordinary Shares, par value 4 Irish pence each.........................................New York Stock Exchange
Ordinary Shares, par value 4 Irish pence each.........................................New York Stock Exchange*
American Depositary Warrant Shares, representing Deposited Warrants, to purchase
Ordinary Shares, par value 4 Irish pence each, represented by
American Depositary Shares, evidenced by American Depositary Receipts.................New York Stock Exchange
Warrants to purchase Ordinary Shares, par value 4 Irish pence each, represented by American Depositary Shares,evidenced by American Depositary Receipts...............New York Stock Exchange*
Warrants to purchase American Depositary Shares, evidenced by American
Depositary Receipts, representing Ordinary Shares, par value 4 Irish pence each New York Stock Exchange

* Listed, not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None
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                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 38,419,055 Ordinary Shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes..............X................   No.............................

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17...........................   Item 18..........X..............

                               TABLE OF CONTENTS

Exchange Rates..................................................................................................2

PART 1

    Item 1.   Description of Business...........................................................................3
    Item 2.   Description of Properties........................................................................15
    Item 3.   Legal Proceedings................................................................................15
    Item 4.   Control of Registrant............................................................................16
    Item 5.   Nature of Trading Market.........................................................................16
    Item 6.   Exchange Controls and Other Limitations Affecting Security Holders...............................18
    Item 7.   Taxation.........................................................................................18
    Item 8.   Selected Financial Data..........................................................................21
    Item 9.   Management's Discussion and Analysis of Financial
              Condition and Results of Operations..............................................................22
    Item 10.  Directors and Officers of Registrant.............................................................26
    Item 11.  Compensation of Directors and Officers...........................................................29
    Item 12.  Options to Purchase Securities from Registrant or Subsidiaries...................................29
    Item 13.  Interest of Management in Certain Transactions...................................................29



PART II

    Item 14.  Description of Securities to be Registered.......................................................29

PART III

    Item 15.  Defaults upon Senior Securities..................................................................29
    Item 16.  Changes in Securities and Changes in Security for Registered Securities..........................29

PART IV

    Item 17.  Financial Statements.............................................................................30
    Item 18.  Financial Statements.............................................................................30
    Item 19.  Financial Statements and Exhibits................................................................53

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

                                 EXCHANGE RATES

    Unless otherwise indicated, all amounts in this 20-F are expressed in Irish pounds (IR(pound)).

    The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rate of U.S. dollars ("$") for Irish pounds (expressed in U.S. dollars per Irish pound) at the noon buying rate in New York City for cable transfers of Irish pounds, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"):


                                                                                                            PERIOD
FISCAL YEAR ENDED MARCH 31,                                                AVERAGE (1)(2)  HIGH      LOW    END(2)
------------------------------------------------------------------------------------------------------------------

1992...........................................................................1.5939     1.7580   1.4585   1.6160
1993...........................................................................1.6806     1.9028   1.4407   1.5122
1994...........................................................................1.4362     1.5553   1.3550   1.4380
1995...........................................................................1.5432     1.6360   1.4075   1.6200
1996...........................................................................1.5707     1.6055   1.5585   1.5720
1997 (through July 31, 1996)...................................................1.5892     1.6175   1.5555   1.6175

(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period.

(2) The Noon Buying Rate at such dates differed from the rates used in preparation of Elan's Consolidated Financial Statements as of such dates.

    On July 31, 1996, the Noon Buying Rate was $1.6175 = IR(pound)1.

    No representation is made that Irish pound amounts have been, could have been, or could be, converted into U.S. dollars at any of the above rates.

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

GENERAL

    Elan Corporation, plc, a public limited company organized under the laws of Ireland (collectively with its subsidiaries, "Elan" or the "Company"), is a world leader in the development of controlled-absorption drug delivery systems. Elan manufactures, markets and licenses drug products based on such systems. Elan's drug delivery technologies are designed to improve and control the absorption and utilization by the human body of active pharmaceutical compounds, allowing these compounds to be administered less frequently, with reduced side effects and/or in reduced dosages. In addition to providing the potential for increasing the medical benefits and efficacy of active drug compounds, Elan's drug delivery systems provide its client pharmaceutical companies with the opportunity to improve the commercial prospects for existing drugs. One of Elan's principal objectives is to be the "Preferred Industry Partner" to certain leading pharmaceutical and biotechnology companies with respect to the development of drug delivery technologies applicable to a full range of pharmaceutical products.

    Elan has developed technologies applicable to a number of different controlled-absorption drug delivery systems which address a wide variety of delivery problems. These include a broad range of oral delivery systems for conventional drugs and for new and emerging therapeutic agents, passive transdermal, electrically-assisted transdermal and transcutaneous systems and long-acting injectables. Elan devotes significant resources to the refinement and improvement of its existing drug delivery systems, as well as to the development of next generation technologies, with particular applicability to the delivery of new chemical entities, including macromolecules and other complex biotechnology products. Elan believes that its technologies and its drug delivery expertise provide the basis for a steady flow of innovative and improved products. As of June 30, 1996, 17 Elan products had received regulatory approval for marketing in one or more of 44 territories, including approvals from the United States Food and Drug Administration (the "FDA") to market seven Elan products in the United States. In addition, as of such date, regulatory approval is being pursued for 12 Elan products in one or more of 42 countries, including one product in the U.S.

    On March 18, 1996 Elan entered into an Agreement and Plan of Merger ("the Merger Agreement") to acquire Athena Neurosciences, Inc. ("Athena"). The Merger Agreement was approved by stockholders on June 27, 1996. The merger became effective on July 1, 1996. Athena discovers, develops and markets therapeutic products and diagnostic services for patients with neurological disorders. Athena's focus is on Alzheimer's disease and other neurological diseases, including epilepsy, multiple sclerosis and Parkinson's disease. See "Athena Neurosciences, Inc.".

    Elan was incorporated as a private limited company in Ireland on December 18, 1969. On January 3, 1984, Elan became a publicly held company. Elan's principal executive offices are located at Monksland, Athlone, County Westmeath, Ireland, telephone number 353-902-95000.

ELAN TECHNOLOGIES

    Elan's approach to technology development focuses on identifying delivery problems relating to specific pharmaceutical compounds and developing the most effective delivery system for each such compound. In doing so, Elan further develops its delivery systems and technologies which have widespread application to a large number of existing drugs, as well as to new chemical entities under development. In addition, Elan devotes significant resources to the development of next-generation technologies.

  TECHNOLOGY                            DESCRIPTION
  ----------                            -----------


SODAS(R) Technology Oral controlled-absorption drug delivery technology utilizing microspheroidal beads which precisely control the release and absorption rate of a wide variety of pharmaceutical compounds.

IPDAS(TM)                       Technology Oral controlled-release drug delivery
                                technology utilizing a specialized
                                multiparticulate high-density bead system which minimizes the adverse gastro-intestinal effects commonly encountered with certain irritant pharmaceutical compounds, principally non-steroidal anti-inflammatory drugs.

INDAS(R) Technology Oral controlled-release drug delivery technology which creates a stable, high energy form for pharmaceutical compounds displaying very poor solubility characteristics and, combined with a unique matrix technology, allows controlled absorption and once daily dosing.

MODAS(TM)                       Technology Oral controlled-release drug delivery
                                system which consists of a tablet core
                                surrounded by a differentially permeable membrane which controls the delivery of pharmaceutical compounds. MODAS is particularly suited for highly water soluble drugs.

PharmaZome(TM)                  Technology Liquid oral drug delivery technology
                                which incorporates minute polymer micro-matrices which are encoded with active pharmaceutical compounds. These micro-matrices control the release of active ingredients and are small enough to be easily suspended in a liquid medium. PharmaZome also has the ability to mask unpleasant odors and/or tastes.

EFVDAS(TM)                      Technology Effervescent technology developed for
                                use with a variety of over-the-counter and prescription drugs. EFVDAS provides effective taste masking of active pharmaceutical compounds and may provide for superior and/or faster absorption of a drug.

DERMAFLEX(R)                    Technology Passive transdermal patch employing a
                                hydrogel matrix in which a pharmaceutical compound is incorporated. Regulates both the availability and the absorption of pharmaceutical compounds in a manner which allows for controlled and efficient delivery.

ETDAS(R) Technology* Electronically-assisted drug delivery system which facilitates the controlled administration of drugs, either transdermally or transcutaneously.

BEODAS(TM)                      Technology* Oral drug delivery technology
                                designed for the delivery of macromolecules and based upon entrapping active pharmaceutical compounds through a biodegradable polymer matrix in a range of sub-micron-sized particles. BEODAS has the potential for targeted delivery and enhanced absorption of pharmaceutical compounds which are not normally capable of oral administration.

MIDAS(TM)                       Technology* Incorporates a drug into a
                                biodegradable polymer microparticle which can then be injected subcutaneously or intramuscularly to provide a defined release-rate of the drug for a period of up to three months or more.

* Currently being developed by Elan for Advanced Therapeutic Systems Limited ("ATS"). See "Strategic Relationships."

PRODUCTS

CURRENT PRODUCTS

The primary Elan-developed products currently being marketed are as follows:

     DILTIAZEM: Elan has developed both a once-daily and a twice-daily, controlled-release formulation of diltiazem, a calcium channel blocker, utilizing Elan's SODAS technology. The once-daily formulation is used in the treatment of hypertension and angina and is marketed in the U.S. and Canada as Cardizem(R) CD by Hoechst Marion Roussel, Inc. ("HMR"), as Herbesser(R) in Japan by Tanabe Seiyaku and by other licensees in certain other countries. The twice-daily formulation, which is used in the treatment of hypertension, is manufactured by Elan and is marketed by HMR in the U.S. and Canada as Cardizem(R) SR and by other licensees in certain other countries.

    VERAPAMIL: Elan has developed a once-daily, controlled-release formulation of verapamil, a calcium channel blocker which is indicated for the treatment of hypertension. Verapamil, which incorporates Elan's SODAS technology, is manufactured by Elan and marketed in the U.S. and Canada by American Home Products Corporation ("AHP") as Verelan and by other licensees in certain other countries.

    NAPROXEN: Naproxen is a non-steroidal anti-inflammatory drug used in the treatment of osteo-arthritis and rheumatoid-arthritis. Elan has developed a once-daily, controlled-release formulation of naproxen sodium utilizing Elan's IPDAS technology. Naproxen is manufactured by Elan and marketed by Roche as Naprosyn(TM) SR in the United Kingdom and South Africa and by AHP in the U.S. as Naprelan(R) (naproxen sodium) Controlled-Release tablets. AHP commenced shipping Naprelan to distributors in early April, 1996.

    NIFEDIPINE: Elan has developed a controlled-release, once-daily formulation of nifedipine, a calcium channel blocker which is indicated for the treatment of hypertension. Nifedipine utilizes Elan's INDAS technology and is manufactured by Elan and marketed as Nifensar(TM) XL in the United Kingdom and Ireland by Rhone-Poulenc Rorer, Inc., as Corinfar Uno in Germany by Asta Medica GmbH and by other licensees in certain other countries.

    NICOTINE PATCH: Elan has developed a nicotine transdermal product utilizing Elan's DERMAFLEX technology, which is used as a smoking cessation aid. The nicotine patch is manufactured by Elan and marketed as Prostep(R) in the U.S. by AHP and in Canada by Boehringer Ingelheim and by other licensees in certain other countries.



PRODUCTS UNDER DEVELOPMENT

    Elan is conducting research and clinical trials on the application of its delivery systems and technologies to a number of other pharmaceutical products and compounds. These projects are in various stages of development and cover a wide range of technologies. In addition to internal development projects, a number of projects on behalf of clients are underway.

    Elan has a number of novel therapeutic agents under development. Neurelan(TM), a controlled-release form of fampridine proposed for use in the symptomatic treatment of multiple sclerosis, has been formulated using Elan's proprietary drug delivery technology. Initial Phase II clinical trials have been completed. Elan expects that Phase III trials will begin in the latter half of 1996.

    Elan is also investigating a compound, code-named EL 530, for use in the treatment of prostate cancer under a cooperative Research and Development Agreement with the U.S. National Cancer Institute (the "NCI"). Phase I clinical trials have been completed and Elan's research to date indicates that EL 530 is well tolerated. Phase II trials have commenced under the direction of the NCI. Elan is also conducting development work on a compound closely related to EL 530, code-named EL 532. Elan believes that EL 532 may be useful in the treatment of certain anemias, particularly sickle cell anemia. Phase I clinical trials on EL 532 are nearing completion.

    Elan is conducting development work on Captelan(TM), a once daily formulation of captopril, utilizing Elan's SODAS technology. Captelan is an angiotensin converting enzyme inhibitor used in the treatment of hypertension and congestive heart failure. Phase II/III clinical trials are scheduled for calendar 1996.

    Elan is also developing Morphelan(TM), a once-daily formulation of morphine, used in pain management therapy. Elan believes that Morphelan is effective in minimizing "breakthrough" pain over a 24-hour period. Morphelan is entering Phase III clinical trials.

    Elan is conducting development work on a wide range of controlled-release drug delivery devices utilizing Elan's ETDAS technology, including Panoderm(R) and Medipad(TM), which deliver a variety of drugs using a low-powered electrical stimulus. Among the drug groups to which the ETDAS technology is being applied are complex macromolecules, antiemetic, antimigraine and anticancer compounds, analgesics and anticoagulants.

    Elan is also engaged in projects utilizing Elan's microparticulate technologies. Elan's EFVDAS technology is being employed to develop effervescent formulations of cimetidine, acetaminophen and ibuprofen.

    Elan has a number of oral controlled-release compounds which will enter into pivotal clinical trials in calendar 1996.

    Elan is pursuing a number of projects which have relatively short development cycles. Each of these projects involves the filing of an Abbreviated New Drug Application (an "ANDA") with the FDA, whereby a bioequivalent match to an innovator product is developed. These projects are being carried out primarily for three clients and Athena under single or multi-product agreements. Elan expects that a number of ANDAs will be filed on behalf of clients in calendar 1996.

    Elan expects to continue development work on the application of its technologies to a variety of novel therapeutic agents as a result of recently signed agreements with pharmaceutical industry partners. See " Strategic Relationships".

    OTHER PRODUCTS. In fiscal 1995, Elan reorganized its nutrition and diagnostics divisions, integrating these businesses into a single entity organized on a divisional basis with a stronger marketing focus. Now called the Medical Technologies Division, this division markets advanced medical nutrition products and other products used by the critically ill, through its own sales force and through distributors, to hospitals, nursing homes and the home health care segment in the U.S., Canada and Mexico. These products include enteral feeding formulas, enteral pumps, plastics and other devices and the Hearty Balance(TM) range of nutritional supplements. In addition, the Medical Technologies Division manufactures diagnostic products and automated diagnostic instruments in the U.S. and markets such products in the U.S., Europe and the Middle East.

MARKETING

    Elan aggressively commercializes its technologies on a world-wide basis by focusing its activities on products that fit the needs of major pharmaceutical companies, both in the U.S. and in the other pharmaceutical markets of the world. Elan applies product- and market-specific approaches to its licensing activities, actively screening products and new chemical entities to identify opportunities where Elan's technologies can significantly enhance a drug's therapeutic efficacy and application, provide line extensions for a drug approaching patent expiration, improve a drug's market acceptability and open new markets for a drug.

    Elan's strategy is to capitalize on its development expertise by working with what it considers to be the optimal partner for the development and marketing of particular products and selecting the appropriate development stage at which to license such products. Elan generally licenses its products at a late stage in development, thereby enhancing the products' value and optimizing the products' return to Elan.

    Elan has entered into marketing and/or manufacturing contracts in respect of the sale and manufacture of many of its products. These long-term contracts provide, among other things, for the receipt by Elan of royalties based on net sales of its products in their respective markets. They also provide for certain manufacturing rights for Elan at its facilities in Athlone, Ireland and Gainesville, Georgia. In addition, consistent with its strategy to establish international commercialization capabilities, Elan has formed joint ventures in the United Kingdom, Ireland, Sweden, Spain, the Philippines, China and Taiwan. In general, each of these joint ventures has been established with a strong local partner, providing an existing infrastructure for the marketing of Elan-developed products.

    Elan has marketing and/or manufacturing arrangements in respect of the sale and manufacture of Cardizem SR and Cardizem CD (principally for the U.S. and Canadian markets with its licensee, HMR), Verelan, Naprelan and Prostep (all three for the U.S. market with AHP). Revenues from the sale and manufacture of Cardizem SR, Cardizem CD, Verelan and Naprelan for the U.S. market amounted to 35% of total revenues in fiscal 1996. Elan anticipates that it will continue to derive significant revenues from these contracts. The loss of one or more of these contracts could have a material adverse effect on Elan's earnings.



STRATEGIC RELATIONSHIPS

    As part of Elan's objective to be the "Preferred Industry Partner" to certain leading pharmaceutical and biotechnology companies, in addition to its client-funded and self-funded research and development activities, Elan has entered into technology or product development collaborative arrangements with a number of strategic partners. In several of these arrangements, Elan has purchased an equity interest in its partner in order to enhance Elan's participation in the arrangement.

    In August 1993, Elan formed ATS for the purpose of developing and marketing pharmaceutical products based upon drug delivery systems incorporating Elan's ETDAS technology, BEODAS technology and MIDAS technology. ATS was funded through a subscription offering of units to Elan's stockholders, each unit consisting of one common share of ATS and one Elan warrant to purchase one Ordinary Share of Elan. The subscription offering, together with $35 million contributed by Elan to ATS, resulted in approximately $108.5 million of net proceeds to ATS. Elan has the Purchase Option, which is currently exercisable, to purchase all, but not less than all, of the outstanding common shares of ATS at predetermined prices through April 30, 1998. The Purchase Option price is (i) $36 per share (aggregate of $141.2 million), if exercised before October 31, 1996, (ii) $49 per share (aggregate of (pound)192.2 million), if exercised after October 31, 1996 and on or before October 31,1997, and (iii) $61 per share (aggregate of $239.3 million), if exercised after October 31, 1997 and on or before April 30,

1998. The Purchase Option price may be paid in cash, in Ordinary Shares or in a combination thereof at Elan's discretion. Pursuant to a development and license agreement, Elan is conducting research and development activities on behalf of ATS.

     In September 1994, Elan, Dura Pharmaceuticals, Inc. ("Dura") and Dura Delivery Systems, Inc. ("DDSI") formed a broad strategic alliance. The strategic alliance followed the purchase by Elan in April 1994 of 342,857 shares of Dura common stock and warrants to purchase an additional 300,000 shares of Dura common stock at an exercise price of $8.75 per share, for aggregate consideration of approximately $3.5 million. In connection with the formation of the strategic alliance, Elan, Dura and DDSI entered into (i) a technology access agreement (the "Technology Agreement"), which provides for the development by Elan of generic versions of certain drugs and the supply of such drugs to Dura for sale exclusively in the U.S., (ii) a protein and peptide agreement which provides for the development by Elan of up to five compounds for systemic delivery through the lungs, utilizing Dura's proprietary pulmonary dry powder drug delivery system and (iii) a licensing agreement (the "Licensing Agreement") pursuant to which Elan received exclusive rights to develop, manufacture and market in most countries outside the U.S. eight identified respiratory compounds for use in Dura's proprietary pulmonary dry powder drug delivery system. In addition, in connection with the execution of the Licensing Agreement, Elan and DDSI entered into a loan agreement (the "DDSI Loan Agreement") pursuant to which Elan agreed to lend to DDSI $10 million for a term of seven years (The "DDSI Loan") for the purpose of enabling DDSI to further develop certain compounds. Pursuant to the DDSI Loan Agreement, Elan had the right to convert the DDSI Loan, including accrued interest, if any, into shares of callable common stock of DDSI, at predetermined conversion rates, upon the exercise by Dura of an option (the "Dura Option") held by it to purchase all of the outstanding callable common stock of DDSI. In November 1995, Dura announced its intention to exercise the Dura Option and to purchase all of the outstanding callable common stock of DDSI for consideration consisting of common stock of Dura. In connection with such exercise, Elan converted the DDSI Loan into DDSI callable common stock and received 376,581 shares of Dura common stock upon the consummation of the acquisition of DDSI by Dura. Between March 11 and March 13, 1996, Elan sold 376,580 shares of Dura common stock.

    In December 1995, Elan purchased in a private placement 333,333 units, each unit consisting of one share of callable common stock of Spiros Development Corporation ("Spiros") and one warrant to purchase 1.2 shares of common stock of Dura at an exercise price of $38.94 per share, at a purchase price of $30.00 per unit. The warrants expire on December 29, 2000. The private placement of the units was made in connection with the development of an alliance among Dura, DDSI and Spiros, which was formed for the purpose of developing certain products based on a proprietary dry powder drug delivery system licensed to Spiros by Dura and DDSI. Under the terms of the alliance, Dura has the right to purchase all (but not less than all) of the outstanding callable common stock of Spiros at predetermined prices through December 31, 1999.

    In October 1994, Elan entered into a master development and license agreement and an administrative support agreement with Nale Laboratories, a public limited company ("Nale") pursuant to which Nale and Elan agreed to utilize Elan's research and development, medical and regulatory infrastructure for the development of complex generic drug candidates selected by Nale. Additionally Nale may utilize Elan's manufacturing capabilities under certain specified terms and conditions. In connection with the execution of such agreements, Elan purchased 625,000 Nale ordinary shares, representing 26.6% of Nale's outstanding ordinary shares, and a warrant to purchase an additional 500,000 Nale ordinary shares at an exercise price of $16.00 per ordinary share, for aggregate consideration of $10,000,000. On March 28, 1996, Elan advanced a short term interest bearing loan of IR(pound)91,669,000 to Warner Chilcott, Inc., a wholly owned subsidiary of Nale, as a bridge loan, pending finalization of financing for the acquisition of certain assets of the Warner Chilcott division of the Warner-Lambert Company. This loan was repaid in full on April 26, 1996. As part of the funding for this acquisition Nale offered, via a private placement, 69,000 units at $1,400 per unit, each unit consisting of 35 American Depositary Shares ("ADS") of Nale and a $1,000 Senior Subordinated Note Due 2001 of Warner Chilcott , Inc. A subsidiary of Elan purchased 26.6% of the

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units at a total cost of $25,696,000. A second subsidiary of Elan committed to purchase any unsubscribed units. At June 30, 1996 that subsidiary held 4,837 units which were purchased on April 26, 1996 with a total cost of $6,772,000 and such units are expected to be disposed of in the near future as market conditions permit. On June 28, 1996 Nale changed its name to Warner Chilcott, plc.

    In August 1995, Elan and Ethical Holdings, plc ("Ethical") entered into a technology collaboration and product development agreement for a number of controlled-release and transdermal products. Ethical agreed to grant Elan access to certain Ethical proprietary technologies for use in Elan-developed products. At Elan's option, Elan may require Ethical to conduct research and development and/or manufacture such products. In connection with the establishment of the arrangement, Elan paid to Ethical a license fee of $8 million. Ethical will also receive milestone payments and a share of license fees and royalties relating to the marketing of all products developed under the arrangement. In addition, Elan purchased 700,000 ordinary shares of Ethical, and received a warrant, exercisable until August 31, 2000, to purchase an additional 950,000 Ethical ordinary shares at an exercise price of $9.75 per share until August 31, 1998, and $10.75 per share thereafter, for an aggregate purchase price of $6,820,000.

    In October 1995, Elan and Emisphere Technologies, Inc. ("Emisphere") formed a strategic alliance providing for the application of Elan's drug delivery technologies to Emisphere's membrane absorption technologies. Elan and Emisphere executed a letter of intent to establish a joint venture for the development of oral formulations of heparin and heparinoid, two products which currently must be administered by injection. In connection with the formation of the strategic alliance, Elan purchased 600,000 shares of Emisphere common stock, and received a warrant, exercisable until October 18, 2000, to purchase an additional 250,000 shares of Emisphere common stock at an exercise price of $16.25 per share, for aggregate consideration of $7,500,000.

    In December 1995, Elan and Cytogen Corporation entered into an initial research and development and option agreement to combine Cytogen's Genetic Diversity Library (GDL) technology with Elan's drug delivery technology. This agreement will allow new development technologies and techniques in the area of molecular biology. Under the agreement, Elan is responsible for the funding of the research of both companies with a maximum limit of $3,000,000. Elan has also been granted an option to acquire a royalty bearing right and license for any products developed under the agreement.



ATHENA NEUROSCIENCES, INC.

    On March 18, 1996, Elan entered into the Merger Agreement to acquire Athena. Under the Merger Agreement, Athena stockholders received, for each Athena share,
 .2956 Elan ADSs (with each Elan ADS representing one Elan Ordinary share). The Merger Agreement valued Athena at approximately $600,000,000. The Merger Agreement was approved by stockholders on June 27, 1996 and the merger became effective on July 1, 1996.

    Athena, based in South San Francisco, discovers, develops and markets therapeutic products and diagnostic services for patients with neurological disorders. Athena's focus is on Alzheimer's disease and other neurological diseases, including epilepsy, multiple sclerosis ("MS") and Parkinson's disease. Athena's sales and marketing group, including a U.S. sales force of more than 50 representatives, markets Permax(R) (pergolide mesylate) in the U.S., a proprietary product for the treatment of Parkinson's disease, diagnostic testing services and the Athenaline range of branded multi-source (generic) pharmaceutical products.

    Athena believes that it has established a leadership position in pathology-based approaches to diagnose and treat Alzheimer's disease, for which there is no known prevention or cure. In collaboration with Eli Lilly and

Company ("Lilly") and many academic researchers, Athena has been a leader in understanding the molecular pathways that lead to the underlying pathology of Alzheimer's disease. As reported in a February 1995 issue of Nature, a transgenic mouse model owned by Athena and Lilly expresses high levels of human mutant amyloid precursor protein and progressively develops many of the pathological hallmarks of Alzheimer's disease. Athena believes this transgenic mouse model will be important in Athena's efforts to discover therapeutic compounds for Alzheimer's disease. Several classes of compounds have been identified as prototypes of potential therapeutic products and Athena is engaged in the generation of lead compounds for preclinical development.

Athena Diagnostics, Inc. ("Athena Diagnostics"), Athena's clinical reference laboratory, provides for over 50 diagnostic testing services in the neurology market and in January 1996 began marketing a panel of testing services to aid in the diagnosis of Alzheimer's disease. In August 1995, Athena acquired fromDuke University an exclusive, worldwide licence to develop and commercialise products and methods for the detection, diagnosis or monitoring of apolipoprotein E for any central nervous system disease in humans.

In the field of epilepsy, Athena believes two pivotal Phase III clinical trials have been successfully completed for Diastat(R) (diazapem rectel gel) as a potential treatment for young adults and children with epilepsy who have acute repetitive seizures. Athena submitted a new drug application ("NDA") to the FDA for Diastat in November 1995, which has been accepted for review.

In the Area of MS, Athena's research program is centred on the abnormal migration into the brain of certain types of white blood cells (leukocytes) which are thought to cause the underlying neuropathology of this disease.Athena's proprietary, humanized recombinant antibody, Antegren(TM), has been shown to inhibit paralysis in animal models of MS by blocking the entry of certain leukocytes into the brain. A Phase I clinical trial in healthy, human volunteers conducted in the United Kingdom to assess the safety and pharmacokinetics of Antegren was completed in late 1995. In March 1996, a Phase II clinical trial was initiated in the United Kingdom with Antegren. Athena and American Home Products Corporation are also conducting research to discover small molecule compounds which block the trafficking of certain types of leukocytes, thereby having potential clinical utility in inflammatory and autoimmune diseases such as atherosclerosis, asthma, diabetes, stroke, brain injury and rheumatoid arthritis, as well as MS.

Athena has exclusive rights in the United States, Canada, the United Kingdom and Ireland to Zanaflex(R) (tizanidine hydrochloride), a compound licensed from Sandoz Pharma Ltd. Athena submitted an NDA to the FDA for Zanaflex in December 1993. In March 1996, Athena received an approval letter from the FDA for Zanaflex stating that the approval of the NDA is contingent on finalising labelling for Zanaflex and Athena's agreement to collect post-marketing data. The letter states that Zanaflex is indicated for the acute, intermittent management of increased muscle tone associated with spasticity. Spasticity often occurs in patients with conditions such as MS and spinal cord injury.

Athena is also developing a botulinum toxin serotype for use in certain severe neuromuscular disorders. Athena has collaborated with the Michigan Biologic Products Institute, formerly an agency of the Michigan Department of Public Health, to develop a reproducible manufacturing process for the production of BotB(TM) (Botulinum Toxin Type B). Since 1993, about 180 patients with cervical dystonia have received treatment with BotB as part of studies to assess its safety, tolerability and preliminary efficacy. In October 1995, Athena initiated a placebo-controlled, dose-ranging and efficacy clinical trial to help define an optimum dose range for use in future clinical trials.

    In the year ended December 31, 1995, Athena had total revenues of $53.4 million and incurred a loss from operations of $29.4 million. In the three months to March 31, 1996, Athena had total revenues of $14.8 million and incurred a loss from operations of $4.3 million.

RESEARCH AND DEVELOPMENT

    Elan's product development efforts have been and are expected to continue to be either self funded, funded by licensees, or both. Elan spent approximately IR(pound)20.3 million on unfunded research and development activities during fiscal 1996, IR(pound)17.7 million during fiscal 1995 and IR(pound)14.1 million during fiscal 1994, excluding related general and administrative costs. Where research and development is funded by a licensee or other development partner, the associated costs are included in cost of goods and services sold. As of June 30, 1996, Elan had approximately 321 employees engaged in research and development activities.


MANUFACTURING

    Elan generally retains manufacturing rights to the products it develops. Elan manufactures some or all of the product requirements for certain client companies, including Cardizem CD and Cardizem SR for HMR, Verelan, Naprelan and Prostep for AHP and a range of products for licensees, distributors and joint venture partners throughout the world.


GOVERNMENTAL REGULATION

    The design, development, testing, manufacturing and marketing of pharmaceutical products are intensely regulated by governmental regulatory agencies, including the FDA in the U.S., and comparable regulatory authorities in other countries. For example, the Federal Food, Drug and Cosmetic Act, the Controlled Substances Act and other U.S. federal statutes and regulations impose requirements on the testing, manufacture and approval of Elan's products marketed in the U.S. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including the initiation of product seizures, import restrictions, injunctive actions and criminal prosecutions based on products or manufacturing practices that violate statutory requirements. In addition, informal administrative remedies can involve requests to recall violative products, as well as the refusal of the government to enter into supply contracts or to approve new drug applications ("NDAs") or other pre-market approval applications until manufacturing procedures or other alleged deficiencies are brought into compliance. The FDA also has the authority to withdraw approval of drugs in accordance with statutory due process procedures.

    The FDA drug approval procedure is a lengthy process. Prior to clinical (human) studies, the applicant must show through animal and laboratory studies that the product is reasonably safe to administer to humans. This is followed by studies in humans which must be preceded by the filing of an Investigational New Drug Application (IND). A 30-day waiting period after the filing of each IND is required by the FDA prior to the commencement of initial (Phase I) clinical testing in healthy subjects. If the FDA has not commented on or questioned the IND within such 30-day period, initial clinical studies may begin. If, however, the FDA has comments or questions, such comments or questions must be addressed or answered to the satisfaction of the FDA before initial clinical testing can begin. In some instances this process could result in substantial delay and expense. Phase I studies are intended to demonstrate the functional characteristics and safety of a product.

    After Phase I testing, extensive efficacy and safety studies in patients must be conducted. After successful completion of the required clinical testing, an NDA is filed, and its approval, which is required for marketing in the U.S., involves an extensive review process by the FDA. In certain cases, an ANDA may be filed in lieu of filing an NDA. An ANDA relies on bio-equivalency tests which compare the applicant's drug with an already approved reference drug, rather than on clinical studies. An ANDA would be available to Elan for a new formulation of a drug for which bioequivalent sustained release forms have already been approved by the FDA. Because the majority of Elan's reformulations have been carried out on drugs which do not have such forms approved by the FDA, Elan expects that most of its new drug formulations will require NDA filings. There can be no marketing in the U.S. of any product for which an NDA or ANDA is required until the NDA or ANDA has been approved by the FDA. An NDA is a complicated and detailed document and must include the results of extensive clinical and other testing, the cost of which is substantial. While the FDA is required to review applications within 180 days of their filing, in the process of reviewing applications the FDA frequently requests that additional information be submitted and this typically restarts the 180-day regulatory review period anew when the requested additional information is submitted. The effect of such request and subsequent submission can significantly extend the time for the NDA review process. Until an NDA is actually approved, there can be no assurance that the information requested and submitted will be considered adequate by the FDA to justify approval. The packaging and labeling of all Elan-developed products are also subject to FDA approval and ongoing regulation. It is impossible to anticipate the amount of time that will be required to obtain approval from the FDA to market any product.

    An FDA approval of an NDA for a new chemical entity or a new dosage form/delivery system which was based, at least in part, upon the required submission of new clinical (human) data is entitled to non-patent regulatory exclusivity against another person obtaining effective approval of an abbreviated type of an NDA (an ANDA or a "Paper-NDA") pending the expiration of the applicable exclusivity period (five years for a new chemical entity, three years for other approvals based upon submission of new clinical data). This regulatory exclusivity does not operate to preclude the effective approval of a full NDA during the exclusivity period.

    Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities must be obtained in any foreign country prior to the commencement of marketing of the product in that country. The approval procedure varies from country to country, can involve additional testing, and the time required may differ from that required for FDA approval. Although there are some procedures for unified filings for certain
European countries, in general, each country has its own procedures and requirements, many of which are time consuming and expensive. Thus, there can be substantial delays in obtaining required approvals from both the FDA and foreign regulatory authorities after the relevant applications are filed. After such approvals are obtained, further delays may be encountered before the products become commercially available and the products are potentially subject to a withdrawal proceeding if new evidence raises significant questions of safety or effectiveness. If, subsequent to approval, new information becomes available concerning the safety of any of Elan's approved products, this could result in the need to revise the labeling for the affected product or in the withdrawal of the approval of that product.

    All facilities and manufacturing techniques used for the manufacture of products for clinical use or for sale in the U.S. must be operated in conformity with current Good Manufacturing Practice ("GMP") regulations, the FDA regulations governing the production of pharmaceutical products. There are similar GMP regulations for the manufacture of pharmaceuticals for sale in other countries. Elan's facilities are subject to scheduled periodic regulatory inspections to ensure compliance with GMP regulations. On July 13, 1995, Elan received a "Warning Letter" from the FDA which referenced the FDA's inspections of the Company's Athlone, Ireland manufacturing facility and identified certain conditions which the FDA considered to be deviations from GMP regulations. Although the Warning Letter stated that the Company's previous corrective actions appeared to have addressed such issues, the FDA required that a re-inspection be conducted before it would confirm full compliance with GMP regulations. The FDA subsequently re-inspected the manufacturing facility in Athlone in October, 1995 and confirmed that Elan was in full compliance with GMP regulations. On September 26, 1995, the Company received a second warning letter from the FDA for its manufacturing facilities in Gainesville, Georgia. The FDA identified certain conditions in the manufacture of Verapamil that they considered deviations from GMP regulations. Based on a meeting with the Atlanta District Office of the FDA that issued the letter and a formal written response, the FDA accepted Elan's proposal that no corrective action was necessary. The FDA subsequently re-inspected the manufacturing facility in Gainesville, Georgia in May 1996 and confirmed that Elan was in full compliance with GMP regulations. If a company receives a Warning Letter, the FDA as a matter of policy will not approve an NDA for any product from the company, even if the Warning Letter was completely unrelated to the manufacture of the product for the pending NDA. The fact that Naprelan manufactured in the Athlone facility was approved in January, 1996 and Verelan 360mg, manufactured in Gainesville, Georgia, was approved on January 5, 1996 demonstrate that the FDA believes that Elan is in full compliance with GMP based on its recent re-inspection. The Company believes that the Warning Letters will not have a material adverse effect upon its operations in the future. However, a future determination by the FDA that the Company is not in substantial compliance with such regulations could have a material adverse effect on the Company. Therefore, the Company continues to further improve the quality of the products it produces at these facilities to ensure full compliance with GMP. From time to time, the FDA and other federal and state government agencies may adopt additional regulations that affect the manufacturing and marketing of products by Elan, including special regulations that may apply to any products utilizing biotechnology compounds. It is not possible to predict the impact that any such regulations, if adopted, might have on Elan or its operations.

    The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases and conditions affecting fewer than 200,000 persons in the U.S. at the time of application for orphan drug designation. A drug that receives orphan drug designation for an indication and is the first product to receive FDA marketing approval for that indication is entitled to a seven-year exclusive marketing period in the U.S. for that indication. However, a drug that is considered by the FDA to be different from a particular orphan drug is not barred from sale in the U.S. during such seven-year exclusive marketing period.

     Certain in vitro diagnostic products, medical nutrition devices and certain delivery systems (for example, Panoderm and Medipad ) are regulated or potentially regulated under the Federal Food, Drug and Cosmetic Act as medical devices. As medical devices, these products would be subject to premarketing and postmarketing requirements applicable to devices, including those governing: (1) clinical testing, (2) prior FDA approval in the form of (a) an FDA determination through the 510(k) process of substantial equivalence to a marketed device or
(b) an approved premarket approval application (a "PMA"), (3) postmarketing record and reporting obligations and (4) GMP obligations. The failure to adhere to these requirements can result in a refusal of permission to market, a withdrawal of permission to market and the imposition of sanctions, including seizure, recall, notification, injunction, and civil and criminal penalties. Additionally, as a condition to marketing or continued marketing, the FDA may impose certain postmarket surveillance and/or tracing requirements which may significantly increase the regulatory costs associated with a product. The PMA approval requirements are generally analogous to the NDA approval requirements. The 510(k) process, while generally less burdensome than the PMA requirements, requires affirmative FDA approval and may be dependent upon the generation of safety and effectiveness data, as well as manufacturing and quality assurance data and information. There can be no assurance that a given medical device will obtain the necessary approvals or that any approval will be obtained within a specified time framework.

    Enteral formulas and other nutritional products offered for their nutritional value are regulated as foods under the Federal Food, Drug and Cosmetic Act. As foods, they are subject to labeling and manufacturing requirements for foods and special dietary foods. If the food contains any food additive that is not generally recognized as safe or any color additive, that food is considered to be adulterated unless the use of the food additive or color additive is consistent with an approved food additive or color additive regulation. The issuance of a food additive or color additive regulation requires the generation of data to establish the safety of the intended use of the additive, and even when successful, can take several years to effectuate. The marketing of a food in violation of any of the applicable requirements may result in the imposition of enforcement sanctions, including seizure, injunction and criminal prosecution.

    Under the Federal Food, Drug and Cosmetic Act, it is possible for a given product to be regulated both as a drug and a medical device or as a food and a drug, subject to the corresponding requirements applicable to the respective categories.

    Political, economic and regulatory influences are subjecting the healthcare industry in the U.S. and other countries to fundamental change. Global efforts to contain healthcare costs are continuing to exert pressure on product pricing. Elan cannot predict what impact the adoption of any governmental healthcare reform measures or future private sector reform may have on its industry or business.

PATENTS AND PATENT APPLICATIONS

    Elan believes that patent protection of its technologies and products is important to its future operations. Elan's success and competitive position will depend, in part, on its ability to obtain patents in various jurisdictions on its current and future technologies and products, to defend its patents, to protect its trade secrets and to operate without infringing on the proprietary rights of others. In addition, under a number of license agreements to which Elan is a party, the failure to obtain patents on the products which are the subject of such license agreements will reduce the royalty rate to which Elan is entitled. Finally, Elan's current favorable tax position is based, in large part, upon Irish tax law, which disregards income from qualifying patents for income tax purposes.

    Although a patent has a statutory presumption of validity in the U.S., the issuance of a patent is not conclusive as to such validity or as to the enforceable scope of the claims of the patent. There can be no assurance that
(i) any additional patents will be issued in any or all appropriate jurisdictions in the future, (ii) Elan's patents will not be successfully challenged , (iii) Elan's technologies or products do not infringe upon the patents of third parties or (iv) the scope and validity of Elan's patents will prevent third parties from developing similar technologies or products. The validity of a patent after its issuance by the patent office can be challenged by litigation. The expense involved in litigation regarding patent protection or a challenge thereto can be significant and cannot be estimated by Elan.

    Elan has filed numerous product patent applications in several countries. As of June 30, 1996, Elan owned 78 U.S. patents and had 34 U.S. patent applications pending relating to its products and technologies. Outside the U.S., Elan had approximately 938 patents and pending patent applications covering its various technologies. Patents have been issued, or applied for, covering all of Elan's advanced products and technologies including those that are under development with third parties. There can be no assurance, however, that any of such patents will have significant commercial value.

     It is also possible that third parties will obtain patents or other proprietary rights that might be necessary or useful to Elan. In cases where third parties are first to invent a particular product or technology, it is possible that those parties will obtain patents that will be sufficiently broad so as to prevent Elan from using such technology or from marketing such products. In addition, Elan uses substantial unpatented proprietary technology. There can be no assurance that others will not develop similar technology.



COMPETITION AND MARKETS

    Elan's current and future products face competition from both traditional forms of drug delivery systems, as well as more advanced drug delivery systems developed by others. In addition, in certain cases, Elan's products face direct competition from products manufactured and marketed by major multinational pharmaceutical companies, some of which may potentially include certain of Elan's current clients. Many of these other pharmaceutical concerns have far greater financial resources, technical staffs and manufacturing and marketing capabilities than Elan.

    Two of Elan's products, Verelan and Cardizem CD, which accounted for an aggregate of 23% of Elan's total revenues in fiscal 1996, use delivery systems which are patent protected until 2007 and 2011 respectively. In addition, HMR holds patents over Cardizem CD which expire in 2011. Other forms of sustained-release diltiazem and verapamil are reported to be in various stages of development by other companies. Elan cannot predict the impact of future competition on the sales of its products.

    Elan believes that competition among drug delivery systems is generally based upon, among other things, quality, performance, efficacy, price, convenience and safety. Acceptance by health care providers, of which there can be no assurance, is important to the success of Elan's products.

    See Item 9 of this Form 20-F "Management's Discussion and Analysis of Financial Condition and Results of Operations".



EMPLOYEES

    On June 30, 1996, Elan had 1,125 employees, of whom 321 were engaged in research and product development activities, 547 were engaged in manufacturing activities, 141 were engaged in sales and marketing activities and the remainder worked in general and administrative areas.

    In addition, on June 30, 1996 Athena had 337 employees, of whom 240 were engaged in research and product development activities, 72 were engaged in sales and marketing activities and the remainder worked in general and administrative areas.



ITEM 2. DESCRIPTION OF PROPERTIES.

    Elan's principal executive offices and primary manufacturing, sales and administrative facilities, comprising a 235,000 square foot complex, are located in Athlone, Ireland. In addition, Elan has established its own 40-bed clinical pharmacology center and attendant bioanalytical facilities at the Athlone complex. Elan also leases an 8,100 square foot research facility at Trinity College in Dublin, Ireland. Elan owns a 55,000 square foot administrative and manufacturing facility in Gainesville, Georgia, as well as in excess of 150 acres of land immediately adjacent to such facility, 40% of which is zoned for industrial and commercial use suitable for expansion of Elan's operations. In addition, Elan owns a 36,500 square foot manufacturing facility in Mezzovico, Switzerland. Elan also leases the following facilities: (i) a 20,000 square foot manufacturing, sales and administrative facility in Brea, California, (ii) a 29,000 square foot sales, warehouse, manufacturing and administration facility in Smithfield, Rhode Island, (iii) a 4,200 square foot distribution, marketing and product finishing facility in the Philippines , (iv) a 5,000 square foot research and development facility in Yavne, Israel and (v) a 9,700 square foot office facility in Dublin, Ireland. Finally, Elan has acquired a 25,000 square foot manufacturing facility located near its Athlone, Ireland complex.

    Athena leases the following facilities (i) a 65,000 square foot research, sales and administration facility in South San Francisco, California and (ii) a 16,000 square foot sales and administration facility at Worcester, Massachusetts.

    Elan believes that its facilities and equipment, together with planned additions, are sufficient to meet Elan's current requirements and for continued future growth in its product development and manufacturing activities.



ITEM 3. LEGAL PROCEEDINGS.

    In November 1993, a patent infringement lawsuit was commenced in the United States District Court for the District of New Jersey by Marion Merrell Dow Inc. ("MMD"), Carderm Capital L.P. ("Carderm Capital") and Elan against Hoechst-Roussel Pharmaceuticals, Inc. ("Hoechst-Roussel"), alleging that certain of the plaintiffs' patents relating to controlled-absorption formulations of diltiazem had been infringed by Hoechst-Roussel's attempt to obtain FDA approval of its own version of once-daily diltiazem, the rights to which Hoechst-Roussel had licensed from Biovail Corporation International ("Biovail"). In connection with the acquisition by Hoechst-Roussel's parent, Hoechst AG, of MMD, in April 1995 Hoechst-Roussel terminated certain agreements with Biovail pursuant to which Hoechst-Roussel had acquired rights to Biovail's once-daily formulation of diltiazem and the action was terminated as between Hoechst-Roussel, MMD and Carderm Capital. Elan retained its action against Hoechst-Roussel and in September 1995, Elan filed with the Court a motion to substitute Biovail for

Hoechst-Roussel as the defendant in the action. On November 6, 1995, the Court entered an order granting Elan's motion to substitute. Elan is seeking, among other things, (i) an injunction against sales and marketing of Tiazac, Biovail's once-daily formulation of diltiazem, and (ii) pursuant to Elan's allegation that Biovail failed to comply with its patent certification obligations under the Waxman-Hatch Act, the withdrawal of FDA approval to market Tiazac in the U.S. pending Biovail's compliance with such certification obligations, including the certification of applicable Elan patents, and the conclusion of the action. The parties to the action are currently conducting discovery.
It is anticipated that a trial date will be set in the early fall of 1996.

    There are no other material pending legal proceedings to which Elan is a party or to which any of its property is subject.



ITEM 4. CONTROL OF REGISTRANT.

(a) Elan, to its knowledge, is not directly or indirectly owned or controlled by another corporation or by any government.

(b) The following table sets forth certain information regarding the beneficial ownership of Elan Ordinary Shares at June 30, 1996, by (i) each person known to Elan to be the owner of more than 10% of the outstanding Elan Ordinary Shares (either directly or by virtue of ownership of Elan ADSs) and (ii) all directors and officers of Elan as a group.


                                                           NO. OF    PERCENT OF
NAME OF OWNER OR IDENTITY OF GROUP (1)                     SHARES     CLASS (2)
-------------------------------------------------------------------------------

 All directors and officers as a group (21 persons) (3)   1,744,557    4.44%

(1) Unless otherwise noted, each person has sole investment power.

(2) Based on 39,253,754 Elan Ordinary Shares outstanding on June 30, 1996, and Elan Ordinary Shares issuable upon the exercise of currently exercisable options held by directors and officers as a group, respectively on June 30, 1996.

(3) Includes 449,700 Elan Ordinary Shares (including Elan ADSs) issuable upon exercise of presently exercisable options held by directors and officers of Elan.


    The information above does not reflect the 1,000 Executive Shares and 21,375 'B' Executive Shares presently issued. Elan does not know of any arrangements, the operation of which might result in a change of control of Elan.



ITEM 5. NATURE OF TRADING MARKET.

    Elan's ADSs are traded on the New York Stock Exchange (the "NYSE"), the principal trading market for Elan's securities, under the symbol "ELN". Prior to January 3, 1995, Elan's ADSs were traded on the American Stock Exchange (the "ASE") under the same symbol. The following table sets forth the high and low per share sale prices for the ADSs for the periods indicated, as reported on the original ASE or NYSE trading tapes, as the case may be.

    On March 31, 1996 and June 30, 1996, the closing price of Elan ADSs was $641/4 and $571/4, respectively.

                                                               HIGH       LOW
Fiscal 1997:
           1st Quarter (through June 30, 1996)...............  67        57-1/4

Fiscal 1996:
           4th Quarter ......................................  64-5/8    48-3/8
           3rd Quarter ......................................  51        38-1/4
           2nd Quarter.......................................  43-1/8    39-1/8
           1st Quarter ......................................  40-7/8    33-1/4

Fiscal 1995:
           4th Quarter ......................................  38-1/4    34-1/8
           3rd Quarter ......................................  40-1/8    32-1/2
           2nd Quarter ......................................  39-1/2    31-1/8
           1st Quarter ......................................  38        30-1/8

    Elan's Ordinary Shares are also traded in Dublin on the Official List of the Irish Stock Exchange Limited and in London on the Official List of the London Stock Exchange Limited. The volume of trading in Elan's Ordinary Shares on such markets is, however, limited.



    A total of 38,804,054 Ordinary Shares of Elan were issued and outstanding at June 30, 1996, of which 3 Ordinary Shares were held by holders of record in the U.S. (excluding shares held in the form of ADRs) and 38,210,069 Ordinary Shares were represented by ADSs (each ADS representing one Ordinary Share), evidenced by ADRs issued by The Bank of New York, as depositary, pursuant to the Deposit Agreement. Of the total of 38,210,069 Ordinary Shares represented by ADSs the number of holders of record in the U.S. was 1,070, representing 36,803,886 ADSs or 96% of total ADSs issued. At June 30, 1996, the number of holders of record of Elan Ordinary Shares was 64, the number of holders of record of Elan Ordinary Shares in the United States was 1 and the number of registered holders of Elan ADRs was 1,225. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the U.S. and Ireland is not representative of the number of beneficial holders or of the residence of beneficial holders. In addition, at June 30, 1996, a total of 3,921,182 warrants to purchase Elan Ordinary
Shares represented by ADSs were outstanding. The number of holders of record was 214, of which 187 are holders of record in the U.S., representing
3,432,107 warrants or 88% of the toal warrants outstanding.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

    Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which include shares or depositary receipts of Irish companies such as Elan. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992 (the "Act") was enacted in December 1992. The Act gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Union. The acquisition or disposal of ADRs representing shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. There are two orders currently in force which have been made by the Minister under the Act pursuant to sanctions imposed by the United Nations. These orders prohibit any financial transfer to or by another for or on behalf of a resident of Iraq or Libya unless permission for the transfer has been given by the Central Bank of Ireland.

    Elan does not anticipate that Irish exchange controls or orders under the Act will have a material effect on its business.



ITEM 7. TAXATION.

GENERAL

    The following is a general description of certain U.S. federal income tax consequences and Irish tax consequences of the purchase, ownership and disposition of Elan's Ordinary Shares. As used herein, references to the Elan Ordinary Shares include Elan ADSs representing such Elan Ordinary Shares, unless the tax treatment of the ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the tax considerations that may be relevant in the decision to purchase or hold Elan Ordinary shares. It is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof and the various Irish Taxation Acts, all as in effect on the date hereof and all of which are subject to change. The tax treatment of a holder of Elan Ordinary Shares may vary depending upon such holder's particular situation and holders or prospective purchasers of Ordinary Shares are advised to consult their own tax advisors as to the US, Irish or other tax consequences of the purchase, ownership and disposition of ordinary shares , including, in particular, the effect of any state or local tax laws.



UNITED STATES TAXATION

     Federal Income Tax Treatment of Elan. Under the income tax treaty currently in effect between the U.S. and Ireland (the "Treaty"), Elan will not be subject to U.S. federal income tax (other than withholding tax imposed on U.S. source dividends and certain interest) unless it engages in a trade or business in the U.S. through a permanent establishment in the U.S. Elan's ownership of its U.S. subsidiaries does not, in itself, constitute a permanent establishment. Elan expects to be able to conduct its activities in a manner that will not result in it being considered to be engaged in a trade or business or to have a permanent establishment in the U.S. Elan's U.S. subsidiaries, as U.S. corporations, are subject to U.S. taxation.

     Federal Income Tax Consequences to United States Shareholders. Holders of Elan ADSs will be treated as the owners of the underlying Ordinary Shares for U.S. federal income tax purposes.

     Dividends paid by Elan will not qualify for the dividends received deduction otherwise available to U.S. corporate shareholders.

    State and Local Tax Consequences to United States Shareholders. The ownership of the Elan Ordinary Shares may result in state and local income taxes to U.S. investors who are otherwise subject to such taxes. In addition, other types of state and local taxes (e.g., personal property taxes or stock transfer taxes) may apply to the Elan Ordinary Shares.

    Backup Withholding and Information Reporting. A holder of Elan Ordinary Shares may, under certain circumstances, be subject to certain information reporting requirements and backup withholding tax at the rate of 31% with respect to dividends paid on the Elan Ordinary Shares, or the proceeds of sale of the Elan Ordinary Shares, unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number ("T.I.N."), certifies that such holder is not subject to backup withholding tax and otherwise complies with applicable requirements of the backup withholding rules. A non-U.S. holder must complete and provide the Company or its agent with a Form W-8 ("Certificate of Foreign Status"), certifying that such person is an exempt foreign person. A holder of Elan Ordinary Shares who does not provide a correct T.I.N. or Certificate of Foreign Status may be subject to penalties imposed by the IRS. Any amount withheld under these rules will be creditable against the holder's federal income tax liability.



IRISH TAXATION OF ELAN

    Irish Taxation of Corporate Income. Elan is a public limited company incorporated, and resident for tax purposes, in Ireland. A company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland. The Finance Act, 1973 (as amended by subsequent Finance
Acts) provides that a company which is resident in Ireland and which is not resident elsewhere shall be entitled to have any income from a qualifying patent disregarded for taxation purposes. The legislation does not provide a termination date for relief. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention which is the subject of the patent, were carried out in Ireland. Income from a qualifying patent means any royalty or other sum paid in respect of the user of the invention to which the qualifying patent relates, including any sum paid for the grant of a license to exercise rights under such patent, where that royalty or other sum is paid, for the purpose of activities which would be regarded under Irish law as the manufacture of goods, or by a person who is not connected with Elan. Accordingly, Elan's income from such qualifying patents is disregarded for taxation purposes in Ireland. Any Irish manufacturing income of Elan and its subsidiaries is taxable at the rate of 10% in Ireland until December 31, 2010. Any income of Elan which does not qualify for the patent exemption or the 10% rate of tax, will be taxable at the Irish Corporation tax rate of 38%.

    Taxation of Dividends. Dividends paid by Elan are not subject to Irish withholding tax. No Irish income tax will be payable on dividends paid by an Irish resident company, such as Elan, to shareholders who are not resident or ordinarily resident in Ireland. A charge to Irish social security tax and other levies can arise for individuals. However, under the social welfare agreement between Ireland and the U.S., an individual who is liable for U.S. social security contributions can normally claim exemption from these taxes and levies.

    Taxation of Capital Gains. A person who is neither resident nor ordinarily resident in Ireland and who does not carry out a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of Elan's Ordinary Shares provided the Ordinary Shares are quoted on a Stock Exchange.

    Irish Capital Acquisitions Tax . A gift or inheritance of Elan's Ordinary Shares will be within the charge to Irish capital acquisition tax. Capital acquisitions tax is charged on a sliding scale of rates between 15% and 40% above a tax free threshold. This tax free threshold is determined by the amount of the current benefit and of previous benefits within the charge to capital acquisitions tax and the relationship between the donor and the successor or donee. Gifts and inheritances between spouses are not subject to capital acquisitions tax. There is also a probate tax which is charged at 2% on the value of the estates of deceased persons which exceed a specified threshold. To the extent that they pass under a will or on intestacy, Elan's Ordinary Shares would be within the charge to this tax.

    The Estate Tax Convention generally provides for Irish Capital Acquisitions Tax paid on inheritances in Ireland to be credited against tax payable in the U.S. and for tax paid in the U.S. to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention, in a case where an Elan Ordinary Share is subject to both Irish Capital Acquisitions Tax with respect to inheritance and U.S. federal estate tax. The Estate Tax Convention does not apply to Irish Capital Acquisitions Tax paid on gifts.

    Irish Stamp Duty. Under current Irish law no stamp duty will be payable on the acquisition of Elan ADSs by persons purchasing such Elan ADSs or on any subsequent transfer of an Elan ADS. A transfer of Elan Ordinary Shares, whether on sale, in contemplation of a sale or by way of gift, will attract duty at the rate of 1% on the consideration given or, where the purchase price is inadequate or unascertainable, on the market value of the shares. Transfers of Elan Ordinary Shares which are not liable to duty at the rate of 1%, will attract a fixed duty of IR(pound)10 unless the transfer is by way of security in which event there is a potential maximum charge of IR(pound)500.

    The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability to interest, penalties and fines.

ITEM 8. SELECTED FINANCIAL DATA.

    The selected financial data set forth below for the five years ended March 31, 1996 and as of March 31, 1992 to 1996 has been derived from Elan's audited consolidated financial statements contained in Elan's annual reports to shareholders and should be read in conjunction with the audited consolidated financial statements of Elan and its subsidiaries included elsewhere in this Form 20-F. The audited consolidated financial statements of the Company for all of these years and at all of these dates have been audited by KPMG, Chartered Accountants.

                                                                       FISCAL YEAR ENDED MARCH 31,

                                                   1992           1993      1994     1995      1996       1996(1)

(in thousands, except per share data)
Income Statement Data:                          IR(pound)     IR(pound)      IR(pound)         IR(pound)     IR(pound)      US$
Revenues:
Product sales                                          40,082        57,288          58,865           57,070        65,569  103,075
Royalties and fees                                     13,993        18,354          33,445           40,698        53,347   83,861
Research revenues                                       8,249        14,129          14,713           21,131        22,770   35,794
                                                -----------------------------------------------------------------------------------
TOTAL REVENUES                                         62,324        89,771         107,023          118,899       141,686  222,730
                                                -----------------------------------------------------------------------------------

Operating income (loss)                                10,501        19,764        (56,048)(2)        39,096        48,835   76,769
Income (loss) before taxation                          13,531        22,522        (49,524)(2)        42,115        56,784   89,265
Net income (loss)                                      13,150        21,381        (50,321)(2)        41,682        56,444   88,730
Net income (loss)
per Ordinary and equivalent Share               IR(pound)0.43 IR(pound)0.67 (IR(pound)1.44)(2) IR(pound)1.17 IR(pound)1.51    $2.38
Net income (loss)  (assuming full dilution)
per Ordinary and equivalent Share (3) (4)                 ---           ---            ---               --- IR(pound)1.45    $2.28
Weighted average Ordinary and
equivalent Shares outstanding (4)                      30,475        32,144         34,956            35,539        37,330   37,330


                                                                             AS OF MARCH 31,
                                                -----------------------------------------------------------------------------------
                                                   1992           1993         1994              1995          1996         1996(1)
                                                -----------------------------------------------------------------------------------

          (in thousands)
Balance Data:                                   IR(pound)     IR(pound)      IR(pound)         IR(pound)     IR(pound)       US$
Working capital                                         56,227      166,391        165,479           152,593       303,502  477,104
Total assets                                           121,117      256,585        274,585           302,391       446,501  701,899
Long-term obligations                                      172       95,707        104,593            98,252       103,128  162,117
Total shareholders' equity                             106,450      137,879        149,442           184,430       322,930  507,646

(1) Translated for convenience at the Noon Buying Rate on March 31, 1996 of $1.572=IR(pound)1

(2) After one-time charge of IR(pound)85,131,000 arising from the acquisition of in-process research and a cash contribution to a research affiliate.

(3) Earnings per share assuming full dilution is not presented as dilution was less than 3% for the fiscal years ended March 31, 1992, 1993, 1994 and 1995.

(4) Earnings per share assuming full dilution is computed by dividing net income as adjusted for the effect of other potentially dilutive securities by the sum of the weighted average number of Ordinary and equivalent shares and shares issuable on other potentially dilutive securities in issue during the year. Common stock equivalent shares are calculated using the higher of the average share price during the year or the closing share price in order to reflect maxium potential dilution. The total number of shares used in the fully diluted calculation amounted to 42.9 million. Net income used in the fully diluted calculation has been increased by IR(pound)5.7 million reflecting amortized accrued original issue discount on the LYONs which would be avoided if the LYONs had been converted on the first day of fiscal 1996.

DIVIDENDS

    Elan has not paid cash dividends regularly on its Ordinary Shares in the past. The declarations of any cash dividends will be at the recommendation of Elan's board of directors. The board of directors' recommendations will depend upon the earnings, capital requirements and financial condition of Elan, and other relevant factors. Although Elan does not anticipate that it will pay any cash dividends in the foreseeable future, the board of directors will review Elan's dividend policy on a regular basis.



ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


GENERAL

    Elan's revenues are generated by (i) license fees relating to the attainment by Elan of milestones under existing license arrangements, fees received pursuant to new license arrangements and royalties from sales by third parties of Elan- developed products, (ii) the manufacturing and distribution of such drug products and of medical nutrition and diagnostic products and (iii) research revenues. In the drug delivery area, Elan carries out development projects for client companies for which Elan is remunerated or, alternatively, develops products for its own account and subsequently markets such products through license arrangements with clients or by way of joint ventures. Elan generally manufactures the products it develops and, when such products are marketed, either by a client or through a joint venture, manufacturing revenues arise. In addition, if a client markets an Elan developed product, royalty revenues are generated.

    Historically, the contributions to total revenues generated from each of the three sources described above have varied considerably from period to period. In addition, each of these sources results in significantly different gross margins (for example licensing and royalty revenues generally result in significantly higher gross margins than manufacturing and research revenues) and the gross margins of each of the different products manufactured or licensed by Elan may vary significantly. Furthermore, during the initial period following the launch of a new product, gross margins relating to the sale of such newly launched product may be adversely affected by the start-up costs related to its launch. Therefore, the comparability of gross margins from period to period will be affected by the source of revenues earned, the mix of products sold and the introduction of new products during such periods.

    For the periods set forth below, a significant portion of Elan's revenues were derived from four products: Verelan, Cardizem SR, Naprelan and Cardizem CD. There can be no assurance that Elan's products will continue to be accepted in the market place or that Elan will be successful in developing and marketing new products.

    Elan's income for the periods set forth below was largely exempt from taxation pursuant to Irish legislation which exempts income which is derived from qualifying patents from Irish income taxation. Currently, there is no termination date in effect for such exemption. Elan's manufacturing income, which also receives certain tax relief pursuant to Irish legislation, was taxed at a rate of 10% in Ireland for the periods set forth below. Such relief will be available to Elan until December 31, 2010.

    Elan records its transactions and prepares its financial statements in Irish pounds. To date, Elan has denominated most of its contracts in U.S. dollars. In periods when the U.S. dollar appreciates against the Irish pound, Irish pound earnings may be enhanced. However, in periods when the U.S. dollar depreciates against the Irish pound, Irish pound earnings may be reduced. Fluctuations in the exchange rate between the Irish pound and the U.S. dollar also affect the book value of Elan's assets and the amount of its shareholders' funds. Elan manages its foreign exchange risk primarily through forward currency contracts.

    Effective April 1, 1996, the Company changed its fiscal year end from March 31 to December 31 to bring the Company's reporting schedule into line with the majority of companies quoted on the New York Stock Exchange.


RESULTS OF OPERATIONS 1996 COMPARED WITH 1995

    Total revenue for fiscal 1996 increased by 19% to IR(pound)141,686,000 from IR(pound)118,899,000 for fiscal 1995. Product sales increased by 15% in fiscal 1996 to IR(pound)65,569,000 from IR(pound)57,070,000 in fiscal 1995. Product sales from Cardizem SR continued to decline during fiscal 1996 because Elan's licensee, Hoechst Marion Roussel, Inc. ("HMR") has been marketing Cardizem CD in preference to Cardizem SR since the introduction of Cardizem CD in the third quarter of fiscal 1992. Elan manufactures all Cardizem SR while Cardizem CD is principally manufactured by HMR. To date, HMR's shift in marketing emphasis from Cardizem SR to Cardizem CD, since the third quarter of fiscal 1992, has not materially affected Elan's financial results and, based in part on a superior royalty with regard to Cardizem CD, Elan expects that its results in future periods should not be materially adversely impacted by such marketing shift. Royalties increased by 17% to IR(pound)21,074,000 in fiscal 1996 from IR(pound)18,039,000 in fiscal 1995, primarily reflecting the switch from Cardizem SR to Cardizem CD discussed above and royalties from sales of new products and sales of existing products in new markets. License and option fees increased by 42% to IR(pound)32,273,000 in fiscal 1996 from IR(pound)22,659,000 in fiscal 1995 reflecting the attainment by Elan of certain milestones pursuant to existing license arrangements and fees received pursuant to the grant by Elan of licenses or options with respect to a number of its pharmaceutical products. Research revenues increased by 8% to IR(pound)22,770,000 in fiscal 1996 from IR(pound)21,131,000 in fiscal 1995. Research revenues from Advanced Therapeutic Systems, Limited ("ATS") increased 1% to IR(pound)16,913,000 in fiscal 1996 from IR(pound)16,784,000 in fiscal 1995 and research revenues from other industry partners increased by 35% to IR(pound)5,854,000 in fiscal 1996 from IR(pound)4,347,000 in fiscal 1995.

    Cost of sales increased from IR(pound)38,739,000 in fiscal 1995 to IR(pound)51,688,000 in fiscal 1996, an increase of 33%. The gross margin decreased from 67% in fiscal 1995 to 64% in fiscal 1996, reflecting certain costs associated with the scale- up and manufacture of pre-launch requirements of Naprelan (including personnel recruitment, training and associated facility costs) and an increased level of activity on client-sponsored development projects. Selling, general and administrative expenses decreased by 11% from IR(pound)23,401,000 in fiscal 1995 to IR(pound)20,852,000 in fiscal 1996, reflecting on-going company-wide cost containment efforts. Research and development expense increased from IR(pound)17,663,000 in fiscal 1995 to IR(pound)20,311,000 in fiscal 1996, an increase of 15%.

    Operating income increased 25% from IR(pound)39,096,000 in fiscal 1995 to IR(pound)48,835,000 in fiscal 1996 as a result of the matters referred to above. Interest and other income increased 89% from IR(pound)8,752,000 in fiscal 1995 to IR(pound)16,564,000 in fiscal 1996 reflecting improved investment returns, higher average cash and marketable investment security balances and gains arising on the disposal of securities. Interest expense increased from IR(pound)5,776,000 in fiscal 1995 to IR(pound)5,801,000 in fiscal 1996, primarily reflecting interest on the LYONs. Share of losses of associates increased by 65% to IR(pound)2,611,000 in fiscal 1996 from IR(pound)1,585,0000 in fiscal 1995, reflecting the inclusion of Elan's share of losses of Nale Laboratories, plc off-set in part by improved operating results from the Company's joint ventures. Minority interest decreased from IR(pound)1,628,000 of losses attributable to minority interests in fiscal 1995 to IR(pound)203,000 of profits attributable to minority interests in fiscal 1996, reflecting the acquisition in February, 1995 by the Company, of the minority interest in Elan Medical Technologies, Limited.

    As a result of the above, profit before provision for income taxes was IR(pound)56,784,000 in fiscal 1996 compared to IR(pound)42,115,000 in fiscal 1995. A provision for income taxes of IR(pound)340,000 in fiscal 1996 was made compared to IR(pound)433,000 in fiscal 1995. After provision for income taxes, Elan's retained profit for fiscal 1996 was IR(pound)56,444,000 compared to IR(pound)41,682,000 in fiscal 1995.

RESULTS OF OPERATIONS 1995 COMPARED WITH 1994

    Total revenue for fiscal 1995 increased by 11% to IR(pound)118,899,000 from IR(pound)107,023,000 for fiscal 1994. Product sales decreased by 3% in fiscal 1995 to IR(pound)57,070,000 from IR(pound)58,865,000 in fiscal 1994. In U.S.
dollar terms, product sales increased by 9% in fiscal 1995 compared with fiscal 1994. Manufacturing revenues from Cardizem SR continued to decline during fiscal 1995 because Elan's licensee, HMR has been marketing Cardizem CD in preference to Cardizem SR since the introduction of Cardizem CD in the third quarter of fiscal 1992. Elan manufactures all Cardizem SR while Cardizem CD is principally manufactured by HMR. To date, HMR's shift in marketing emphasis from Cardizem SR to Cardizem CD, since the third quarter of fiscal 1992, has not materially affected Elan's financial results and, based in part on a superior royalty with regard to Cardizem CD, Elan expects that its results in future periods should not be materially adversely impacted by such marketing shift. Royalties decreased by 10% to IR(pound)18,039,000 in fiscal 1995 from IR(pound)19,968,000 in fiscal 1994. In U.S. dollar terms, royalties rose by 2% from fiscal 1994 to fiscal 1995, primarily reflecting the switch from Cardizem SR to Cardizem CD discussed above and a legal settlement recorded in fiscal 1994 in which Elan received previously disputed royalties. License and option fees increased by 68% to IR(pound)22,659,000 in fiscal 1995 from IR(pound)13,477,000 in fiscal 1994 reflecting the attainment by Elan of certain milestones pursuant to existing license arrangements and fees received pursuant to the grant by Elan of licenses or options with respect to a number of its pharmaceutical products. Research revenues increased by 44% to IR(pound)21,131,000 in fiscal 1995, of which IR(pound)16,784,000 was contributed by ATS, from IR(pound)14,713,000 in fiscal 1994, of which IR(pound)4,700,000 was contributed by ATS.

    Cost of sales increased from IR(pound)36,699,000 in fiscal 1994 to IR(pound)38,739,000 in fiscal 1995, an increase of 6%. The gross margin increased from 66% in fiscal 1994 to 67% in fiscal 1995. Selling, general and administrative expenses decreased by 14% from IR(pound)27,118,000 in fiscal 1994 to IR(pound)23,401,000 in fiscal 1995, reflecting reduced litigation costs, the benefits from the consolidation of Elan's nutrition and diagnostic businesses, Company-wide cost containment efforts and the launch costs associated with the "Hearty Balance" range of nutrition supplements in fiscal 1994.

    In early fiscal 1995, Elan instituted a review of its nutrition and diagnostic businesses. This review led to a decision to integrate these businesses into a single entity organized on a divisional basis with a stronger marketing focus.

    Operating income before one-time charges increased 34% from IR(pound)29,083,000 in fiscal 1994 to IR(pound)39,096,000 in fiscal 1995 as a result of the matters referred to above. Interest and other income decreased by 25% from IR(pound)11,730,000 in fiscal 1994 to IR(pound)8,752,000 in fiscal 1995 reflecting a change in investment strategy to securities with a duration of twelve months or less. Interest expense decreased from IR(pound)5,798,000 in fiscal 1994 to IR(pound)5,776,000 in fiscal 1995, reflecting the weakening of the U.S. dollar against the Irish pound and its effect on interest on the LYONs. Share of losses of associates increased by 61% to IR(pound)1,585,000 in fiscal 1995 from IR(pound)985,000 in fiscal 1994, primarily due to increased losses arising from the Company's joint ventures. Minority interest increased by 3% to IR(pound)1,628,000 in fiscal 1995 from IR(pound)1,577,000 in fiscal 1994.

    During fiscal 1994, the acquisition of Drug Research Corporation, plc ("DRC"), which was completed in July 1993, gave rise to a one-time charge of IR(pound)59,329,000 representing the write-off of acquired in-process research and development pursuant to Statement of Financial Accounting Standard No. 2 "Accounting for Research and Development Costs". There was no net effect on Elan's capitalization due to the issuance of Elan equity in payment for the acquisition. The successful completion of the ATS Rights Offering in August 1993 gave rise to a one-time charge of IR(pound)25,802,000 representing Elan's cash contribution to ATS.

    As a result of the above, profit before provision for income taxes was IR(pound)42,115,000 in fiscal 1995 compared to a loss before taxes of IR(pound)49,524,000 in fiscal 1994. A provision for income taxes of IR(pound)433,000 in fiscal 1995 was made compared to IR(pound)797,000 in fiscal 1994. After provision for income taxes, Elan's retained profit for fiscal 1995 was IR(pound)41,682,000 compared to a retained loss of IR(pound)50,321,000 in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's working capital increased from IR(pound)152,593,000 in fiscal 1995 to IR(pound)303,502,000 in fiscal 1996 primarily reflecting the exercise of
5.3 million 1990 series warrants in November 1995, from which Elan received approximately $81,000,000 and cash flow from operations. During fiscal 1996, cash and cash equivalents increased from IR(pound)22,082,000 at March 31, 1995 to IR(pound)64,263,000 at March 31, 1996 in part due to the above.

    During fiscal 1997, Elan has planned capital expenditure of IR(pound)7,500,000 and anticipates that its overall capital expenditure for fiscal 1997 may equal or exceed 1996 levels. Elan believes that its current manufacturing, research, product development and corporate facilities are adequate for its current and projected needs. Elan will use its capital to make such capital expenditure as is necessary from time to time and also to make such investments in the purchase or licensing of products and technologies and in marketing and other alliances with third parties to support Elan's long-term strategic objectives.



    At March 31, 1996 Elan had cash and marketable investment securities of IR(pounds)176,398,000. In addition, as noted below, an interest bearing loan of IR(pounds)91,669,000 to Warner Chilcott, plc was repaid in full on April 26, 1996. In the past Elan has generated signitifcant cash inflows from operations. Elan anticipates that short-term liquidity requirements will be met out of cash flow from operating activities and existing cash and marketable investment securities. Long-term liquidity requirements are anticipated to be met out of cash flow from operations and existing cash and marketable investment securities.



    Elan has a purchase option to acquire all of the outstanding common stock of ATS. If Elan exercises its purchase option, it will be required to pay the purchase option price in cash, Elan Ordinary Shares, or in some combination thereof. In addition, in connection with the exercise of the purchase option, the Company may be required to incur a one-time charge relating to the acquisition of in-process research and development, which charge would be significant.

    On March 18, 1996 Elan entered into an Agreement and Plan of Merger ("the Merger Agreement") to acquire Athena Neurosciences, Inc. ("Athena"). The Merger Agreement was approved by stockholders on June 27, 1996 and the merger became effective on July 1, 1996. Under the Merger Agreement, Athena stockholders received, for each Athena share, .2956 Elan ADSs (with each Elan ADS representing one Elan Ordinary share). The Merger Agreement valued Athena at approximately $600,000,000. The acquisition will be accounted for using the purchase method of accounting.

    On March 28, 1996, Elan advanced a short term interest bearing loan of IR(pound)91,669,000 to Warner Chilcott, Inc., a wholly owned subsidiary of Nale Laboratories, plc, an associated undertaking, as a bridge loan, pending finalization of financing for the acquisition of certain assets of the Warner Chilcott division of the Warner-Lambert Company. This loan was repaid in full on April 26, 1996. As part of the funding for this acquisition Nale offered, via a private placement, 69,000 units at $1,400 per unit, each unit consisting of 35 ADSs of Nale and a $1,000 Senior Subordinated Note Due 2001 of Warner Chilcott, Inc. A subsidiary of Elan purchased 26.6% of the units at a total cost of $25,696,000. A second subsidiary of Elan committed to purchase any unsubscribed units. At June 30, 1996 that subsidiary held 4,837 units with a total cost of $6,772, 000 and such units are expected to be disposed of in the near future as market conditions permit.



     In October 1992, Elan issued Liquid Yield Option (TM) Notes due 2012 ("LYONs") in the principal amount of US$431,250,000 at maturity. The gross proceeds to the Company amounted to US$138,780,563. There are no periodic payments of interest and the LYONs will mature on October 16, 2012. The yield to maturity is 5.75% per annum, calculated on a semi-annual basis. Each LYON is exchangeable at the option of the holder thereof at any time prior to maturity unless previously redeemed or otherwise purchased, for Elan ADSs, at an exchange rate of 10.886 Elan ADSs per LYON. The LYONs will be purchased by Elan, at the option of the holder on October 16, 1996, October 16, 2002 and October 16, 2007 for a purchase price of US$427.27, US$567.28 and US$7563.17. Elan, at its option, may elect to pay the purchase price on any particular purchase data in cash or Elan ADSs, or any equivalent combination thereof. During the year ended March 31, 1996 a total of 178,627 ADSs were issued on exchange of LYONs in the principal amount of US$16,409,000 at maturity. The LYONs are not redeemable by Elan prior to October 16, 1996.
The LYONs are redeemable for cash at the option of Elan at redemption prices equal to the issue price plus accrued original issue discount through the date of redemption.




PROSPECTIVE INFORMATION

    Certain pharmaceutical products developed by Elan may face significant exposure from competitive brand names and generic competition during the next several years. These products, principally Verelan and Cardizem CD, use delivery systems which are patent protected until 2007 and 2011 respectively. In addition, HMR holds patents over Cardizem CD which expire in 2011. Other forms of sustained-release diltiazem and verapamil are reported to be in development by other companies. It is not possible to predict the impact of possible future competitors on sales of Cardizem CD and Verelan.



INFLATION

    Inflation had no material impact on Elan's operations during the period.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.

    The following table provides information concerning the current directors and officers of Elan.

                                                                                                            AGE ON
NAME                                   POSITION WITH ELAN                                             JULY 1, 1996



Donald E. Panoz....................   Chairman of the Board                                                     61
Donal J. Geaney....................   President, Chief Executive Officer and Director                           45
John Groom.........................   Chief Operating Officer and Director                                      57
Thomas G. Lynch....................   Executive Vice President and Chief Financial Officer                      39
Kenneth W. McVey...................   President, International, Elan Pharma and Director                        57
Seamus Mulligan....................   President, Elan Technologies                                              35
William F. Daniel..................   Vice President, Finance,
                                      Group Financial Controller and Acting Secretary                           44
Ronald Kartzinel, M.D., Ph.D.......   Vice President, Compliance                                                51
Lisabeth Murphy....................   Vice President and General Counsel                                        38
Carlo Ruggeri, Ph.D................   President - Elan Pharma Inc.                                              47
Paulette E. Setler, Ph.D...........   Vice President and Chief Scientific Officer                               58
Howard C. Ansel, Ph.D..............   Director                                                                  62
Garo H. Armen, Ph.D................   Director                                                                  43
James Balog .......................   Director                                                                  67
David R. Bethune...................   Director                                                                  56
Brendan E. Boushel ................   Director                                                                  66
Laurence G. Crowley................   Director                                                                  59
Alan R. Gillespie, Ph.D............   Director                                                                  45
Kevin McIntyre, M.D..                 Director                                                                  59
Dennis J. Selkoe, M.D.                Director                                                                  52
Richard Thornburgh.................   Director                                                                  63

     Donald E. Panoz is a founder and principal shareholder of Elan and has served as Chairman of the Board since 1970. Until January 1995, he held the position of Chief Executive Officer of Elan. Mr. Panoz was a founder of Mylan Laboratories and served as its President from 1960 to 1969. Mr. Panoz is executive chairman of Fountainhead Holdings Ltd. (an investment holding company) and of Fountainhead Development Corp., Inc., its principal U.S. operating subsidiary. He also serves as non-executive chairman of Warner Chilcott, plc (formerly Nale Laboratories, plc).

     Donal J. Geaney holds the positions of President and Chief Executive Officer of Elan. In 1992, Mr. Geaney was elected to Elan's board of directors and assumed the positions of President and Chief Operating Officer. From 1989 to 1993 Mr. Geaney held the position of Chief Financial Officer of Elan. In January 1995, Mr. Geaney was appointed Chief Executive Officer of Elan. Mr. Geaney joined Elan in 1987 as Executive Vice President-Corporate Planning. Prior to joining Elan, Mr. Geaney was a partner in the international accounting firm of KPMG.

    John Groom joined Elan in July, 1996 as Chief Operating Officer and Director following its acquisition of Athena where he was President, Chief Executive Officer and a Director from 1987. From 1960 to 1985, he was employed by Smith Kline & French Laboratories ("SK&F), the pharmaceutical division of the former SmithKline Beecham Corporation. Mr. Groom held a number of positions at SK&F including: President of SK&F International from 1980 to 1985; Vice President, Europe and Managing Director, United Kingdom. He has also served as Chairman of the International Section of the Pharmaceutical Manufacturers Association. Mr. Groom serves on the Boards of Directors of IDEC Pharmaceuticals Corporation and Ligand Pharmaceuticals Incorporated. He is a fellow of the Association of Certified Accountants (U.K.), and also a public trustee on the Board of Directors of the American Academy of Neurology Education and Research Foundation.

     Thomas G. Lynch joined Elan in 1993 as Executive Vice President and Chief Financial Officer. Prior thereto, Mr. Lynch was a partner in the international accounting firm of KPMG, where he specialized in the provision of international corporate financial services. Mr. Lynch currently serves as a member of the board of directors of ATS and Warner Chilcott, plc (formerly Nale Laboratories, plc).


    Kenneth W. McVey was appointed President, International, Elan Pharma in July 1996. Prior thereto he held the position of Executive Vice President and Head of Corporate Planning and Intellectual Property since November 1993. In addition, Mr. McVey has served as President and Chief Executive Officer of Warner Chilcott, plc (formerly Nale Laboratories, plc) since September 1993. Mr. McVey was appointed to the Board of Directors of Elan in 1992. Mr. McVey previously served as Executive Vice President/Business Planning and Commercial Development of Elan from 1984. From 1972 to 1984, he served in various capacities with Eli Lilly & Co., including Director of Licensing for Europe and Director of Legal, Patent and European Community Affairs for Eli Lilly (U.K.).

    Seamus Mulligan was appointed President, Elan Technologies in July, 1996. Prior thereto he was Head of Commercial Development from November 1993, having previously been Executive Vice President - Pharmaceutical Operations since 1989. Previously, he held various positions with Elan, including Vice President of U.S. Operations, Vice President of Product Development and Director of Product Development. Mr. Mulligan joined Elan in 1984.

     William F. Daniel joined Elan in 1994 as Group Financial Controller. In July, 1996 he was appointed Vice President, Finance and Group Financial Controller. Mr. Daniel is currently acting Secretary of Elan. From 1990 to 1992, he was Financial Director of Xtravision plc. Prior thereto, from 1984 to 1990, he was Chief Accountant and Chief Financial Officer of the Irish Post Office.

    Ronald Kartzinel, M.D., Ph.D., was appointed Vice President, Compliance in July, 1996. Prior thereto he was Head of Regulatory Affairs since 1992. From 1976 to 1981, Dr. Kartzinel was a division director of neuro-pharmacology at the FDA. Since 1981, Dr. Kartzinel has held a variety of senior posts in the pharmaceutical industry, most recently from 1985 to 1992 at Ciba-Geigy Corporation, where he held the position of Vice President, Drug Development.

    Lisabeth Murphy joined Elan as Vice President and General Counsel in July, 1996 following Elan's merger with Athena where she served as Vice President, Legal Affairs, General Counsel and Secretary since 1991. Prior to joining Athena, Ms. Murphy was counsel to the law firm of McCutchen, Doyle, Brown & Enersen where she formed the patent prosecution practice within the Intellectual Property Law Group. Previously, she was associated with the law firm of Irell & Manella from 1987 to 1990, specializing in the preparation and prosecution of U.S. and foreign patent applications of biotechnology inventions. Ms. Murphy began her professional career in 1983 as a patent attorney in the Biotechnology Patent Division at Eli Lilly and Company. Ms. Murphy earned a J.D. from the University of Santa Clara School of Law and holds a B.S. in Biology from the University of Texas, Dallas.

    Carlo Ruggeri, Ph.D., was appointed President of Elan Pharma Inc. in early 1994, having previously been Group Vice President/Business Development since January 1992. Between 1989 and 1991, he was chairman and chief executive officer of Vega Biomedical Corp. Prior thereto, from 1979, Mr. Ruggeri held various senior positions in sales and marketing in the U.S. diagnostics industry.

    Paulette E. Setler, Ph.D., joined Elan in July, 1996 as Vice President and Chief Scientific Officer following its merger with Athena where she was Senior Vice President, Corporate Development and Chief Scientific Officer since May, 1994. From August, 1989 to 1994 Dr. Setler was Executive Vice President, Research of Athena. From 1986 to 1989 Dr. Setler was Executive Director, Biological Research at the Janssen Research Foundation. From 1981 to 1986, Dr. Setler held various executive positions with McNeil Pharmaceuticals, including Executive Director, Discovery Research. From 1972 to 1981, she was with SK&F where she held several research positions in neuropharmacology. She holds a B.A. in Chemistry and Biology from Seton Hill College and a Ph.D., in Physiology from the University of Pennsylvania.

    Howard C. Ansel, Ph.D., has been a Director of Elan since February 1984. Since 1977, Dr. Ansel has been a Professor of the University of Georgia College of Pharmacy, and was, until 1993, Dean of that College.

     Garo H. Armen, Ph.D., was appointed a Director of Elan in 1994. He has recently been appointed Chairman and Chief Executive of Antigenics, Inc. Since 1989, Dr. Armen has been a general partner of Armen Partners, L.P., an investment partnership and advising health care companies with regard to strategy. In 1993, he became a general partner of Oracle Health Investors, L.P. Previously, Dr. Armen was with Dean Witter Reynolds as Senior Vice President of Research and with E.F. Hutton & Company as First Vice President, Research. Dr. Armen holds a Ph.D. degree in physical chemistry from the City University of New York.

    James Balog was re-appointed to the board of directors of Elan in August 1990. He was previously a Director of Elan from 1984 to 1988. Mr. Balog was, until his retirement in 1995, Chairman of the Board of 1838 Investment Advisors and Chairman of Lambert Brussels Capital Corporation.

    David R. Bethune was appointed a Director of Elan in 1995. He has held a number of positions in the pharmaceutical industry until his retirement in 1995. In September 1992 he was appointed Group Vice President of American Cyanamid Company and was named a member of its Executive Committee in April 1993. Prior thereto, he held various positions in American Cyanamid including President of its Lederle Laboratories Division from 1986 to 1992. Mr. Bethune has also been employed by G.D. Searle & Co. as President of Operations in the U.S., Canada and the Caribbean from 1986 to 1988.

     Brendan E. Boushel has been a Director of Elan since 1979. From 1966, until his retirement in 1994, Mr. Boushel was a partner in the law firm of T.T.L. Overend McCarron & Gibbons, Dublin, Ireland. Mr. Boushel also holds a number of private company directorships.

    Laurence G. Crowley was appointed a director of Elan in 1996. He is the deputy governor of the Bank of Ireland and executive chairman of the Graduate Business School of University College, Dublin. He is presently a director of Rothmans International, plc and is chairman of PJ Carroll & Co., their Irish subsidiary. He previously worked as a senior partner of the international accounting firm, KPMG.

     Alan R. Gillespie, Ph.D., was appointed a director of Elan in 1996. He is a London based partner of Goldman, Sachs & Co. where he has responsibility for the U.K. and Ireland banking division. Prior thereto, Dr. Gillespie worked at Citicorp in London and Geneva, specializing in capital markets. He is presently deputy chairman of the Industrial Development Board for Northern Ireland.

    Kevin McIntyre, M.D., has been a Director of Elan since February 1984. He is Associate Clinical Professor of Medicine, Harvard Medical School, and has served as a consultant to the National Academy of Sciences.

     Dennis J. Selkoe M.D. joined the Board of Directors of Elan in July, 1996 following Elan's merger with Athena where he served as a Director. Dr. Selkoe was a founder of and consultant to Athena and a Director from July, 1995. Dr. Selkoe, a neurologist, is a Professor of Neurology and Neuroscience at Harvard Medical School where he has been a member of the faculty since 1978. He also serves as co-director of the Center for Neurologic Disease at Brigham and Women's Hospital. Dr. Selkoe received an M.D. in 1969 from the University of Virginia School of Medicine.

    The Honorable Richard Thornburgh was appointed a director of Elan in 1996. He has served as Governor of Pennsylvania for two terms and as Attorney General of the U.S. from 1988 to 1991. He is presently of counsel to the law firm Kirkpatrick & Lochhart LLP, Pittsburgh.

     One third of the directors (excluding the Chairman of the Board) retire annually by rotation. Directors serve until they or their successors have been elected and qualified. Officers serve at the discretion of the Board of Directors. Directors of Elan are compensated at the rate of $25,000 per annum (with additional payments where directors chair board committees) and are reimbursed for travel expenses to and from board meetings.


ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS.

    For the fiscal year ended March 31, 1996, all officers and directors during that period as a group (32 persons) received total compensation of IR(pound)3,157,265. Compensation received in U.S. dollars was translated to Irish pounds at a rate of $1.6109 = IR(pound)1, which represents an average rate of exchange for the period.

    Elan reimburses officers and directors for their actual business-related expenses. For the fiscal year ended March 31, 1996, an aggregate of IR(pound)158,470 was set aside or accrued by Elan to provide pension, retirement and other similar benefits for directors and officers. Elan maintains a health and medical benefit plan for its employees in which Elan's officers participate along with other employees generally.


ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

    At June 30, 1996, there were 2,681,730 options outstanding to purchase Ordinary Shares. The exercise prices for these options ranged from $5.83 to $48.75 per share and the expiration dates for exercise were from August 1996 to January 2004. Of the options outstanding at June 30, 1996, 1,482,450 were held as a group by directors and officers of Elan.

    The options and warrants outstanding at June 30, 1996 were as follows:


                                       EMPLOYEE OPTIONS              OTHER OPTIONS                 WARRANTS
                                  ----------------------------------------------------------------------------------
                                    SHARES         RANGE         SHARES        RANGE         SHARES         RANGE
                                  ----------------------------------------------------------------------------------

Outstanding at June 30, 1996      1,678,815      $5.83-$48.75   1,002,915    $22.00-$38.50   3,921,178        $39.26

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

    See Note 26 to the Consolidated Financial Statements in Item 18 of this Form 20-F.


PART II
ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.

    Not applicable.


PART III
ITEM 15. DEFAULTS UPON SENIOR SECURITIES.

    Not applicable.


ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
         SECURITIES.

    Not applicable.

PART IV
ITEM 17. FINANCIAL STATEMENTS.


    Not applicable.



ITEM 18. FINANCIAL STATEMENTS.


                   REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Directors and Stockholders of Elan Corporation, plc

    We have audited the accompanying consolidated balance sheets of Elan Corporation, plc and subsidiaries as of March 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 1996, all expressed in Irish pounds. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's directors and management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elan Corporation, plc and subsidiaries at March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three year period ended March 31, 1996, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.




                                                         KPMG
                                        Chartered Accountants

Dublin, Ireland
April 30, 1996

                     ELAN CORPORATION, PLC AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                     ASSETS

                                                                                                  AS AT MARCH 31,


                                                                                      -------------------------------------
                                                                               Notes      1995           1996        1996
                                                                                      IR(pound)000s  IR(pound)000s  US$000s
                                                                                      -------------------------------------


Current Assets:
    Cash and cash equivalents................................................            22,082          64,263     101,021
    Marketable investment securities.........................................    2      105,658         111,135     174,704
    Short term advance to Nale Laboratories, plc ............................    5           --          91,669     144,104
    Accounts receivable......................................................    3       27,482          38,472      60,478
    Inventories..............................................................    4       12,163          14,033      22,060
    Prepayments..............................................................             2,480           1,971       3,098
                                                                                       ------------------------------------

    Total current assets.....................................................           169,865         321,543     505,465
                                                                                       ------------------------------------

Marketable Investment Securities:
  Long term..................................................................     2      26,609              --          --
                                                                                       -------------------------------------



Fixed Assets:
  Property, plant and equipment (net)........................................     6      53,812          60,437       95,007
                                                                                       -------------------------------------



Other Assets:
    Deferred tax (net of valuation allowance of IR(pound)1,989,000;
    1995: IR(pound)2,558,000)................................................    17          --              --           --
    Investments..............................................................     7       9,812          15,087       23,717
    Intangible assets (net)..................................................     8      42,293          49,434       77,710
                                                                                         52,105          64,521      101,427
                                                                                       -------------------------------------


       Total assets..........................................................           302,391         446,501      701,899
                                                                                       =====================================


                                           LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
    Accounts payable.........................................................             5,772           7,694       12,095
    Accrued expenses and other liabilities...................................     9      11,435          10,347       16,266
    Long-term debt - current portion.........................................                65              --           --
                                                                                       -------------------------------------
    Total current liabilities................................................            17,272          18,041       28,361
                                                                                       -------------------------------------



Other Liabilities:
    Government grants........................................................    12       2,141           1,840        2,892
    Long-term debt...........................................................    13      98,252         103,128      162,117
    Minority interests.......................................................               296             562          883
                                                                                       -------------------------------------

                                                                                        100,689         105,530      165,892
                                                                                       -------------------------------------



Shareholders' Equity:
    Ordinary shares, par value 4 Irish pence per share; 100,000,000 shares authorized, 38,419,055 shares issued and outstanding at March 31, 1996;
       and 31,595,430 shares issued and outstanding at March 31, 1995            14       1,264           1,537        2,416
    Executive shares, par value one Irish pound per share; 1,000 shares authorized; 1,000 shares issued and outstanding March 31, 1996
       and March 31, 1995....................................................                 1               1            2
    'B' Executive shares, par value 4 Irish pence per share, 25,000 shares authorized; 21,375 shares issued and outstanding at
       March 31, 1996 and March 31, 1995.....................................                 1               1            2
    Additional paid-in capital...............................................           157,417         225,979      355,238
    Equity adjustment from foreign currency translation                                  (9,124)         (4,448)      (6,992)
    Unrealized gain (net) on available for sale securities..................                 --           8,545       13,433
    Retained earnings........................................................            34,871          91,315      143,547
                                                                                       -------------------------------------

    Shareholders' equity.....................................................           184,430         322,930      507,646
                                                                                       -------------------------------------

       Total liabilities and shareholders' equity ...........................           302,391         446,501      701,899
                                                                                       =====================================

   The accompanying notes are an integral part of these financial statements.

                     ELAN CORPORATION, PLC AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME

                                                                                 YEARS ENDED MARCH 31,



                                                    Notes     1994               1995              1996              1996
                                                           ----------------------------------------------------------------
                                                           IR(pound)000s     IR(pound)000s      IR(pound)000s       US$000s
                                                           ----------------------------------------------------------------
Revenues:
Product sales                                                  58,865            57,070           65,569            103,075
Royalties and fees                                             33,445            40,698           53,347             83,861
Research revenues                                              14,713            21,131           22,770             35,794
                                                           ----------------------------------------------------------------
Total revenues                                      15        107,023           118,899          141,686            222,730
                                                           ----------------------------------------------------------------


Costs and expenses:
Cost of goods and services sold                                36,699            38,739           51,688            81,253
Selling, general and administrative                            27,118            23,401           20,852            32,779
Research and development                           1(g)        14,123            17,663           20,311            31,929
One time charges:
Acquisition of in-process research                             59,329                --               --                --
Cash contribution to ATS                                       25,802                --               --                --
                                                           ----------------------------------------------------------------
Total operating expenses                                      163,071            79,803           92,851           145,961
                                                           ----------------------------------------------------------------


Operating income (loss)                                       (56,048)           39,096           48,835            76,769
Interest and other income                                      11,730             8,752           16,564            26,038
Interest expense                                               (5,798)           (5,776)          (5,801)           (9,119)
Share of losses of associates                                    (985)           (1,585)          (2,611)           (4,104)
Minority interests                                              1,577             1,628             (203)             (319)
                                                           ----------------------------------------------------------------
Income (loss) before provision for income taxes               (49,524)           42,115           56,784            89,265
Provision for income taxes                           17          (797)             (433)            (340)             (535)
                                                           ----------------------------------------------------------------
Net income (loss)                                             (50,321)           41,682           56,444            88,730
                                                           ================================================================


Net income (loss) per Ordinary and equivalent Share  18 (IR(pound)1.44)   IR(pound)1.17    IR(pound)1.51           US$2.38
  Net income (loss) per Ordinary and equivalent Share
assuming full dilution                               18             --               --    IR(pound)1.45           US$2.28

                                                           ================================================================
Weighted average number of Ordinary and
equivalent Shares outstanding                               34,956,311       35,539,336       37,329,633        37,329,633
                                                           ================================================================




   The accompanying notes are an integral part of these financial statements.

                     ELAN CORPORATION, PLC AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                             YEARS ENDED MARCH 31,
                                                           ----------------------------------------------------------------
                                                    Notes     1994               1995              1996              1996
                                                           IR(pound)000s     IR(pound)000s      IR(pound)000s       US$000s
                                                           ----------------------------------------------------------------
Cash flows from operating activities:
 Net income (loss).................................        (50,321)            41,682             56,444             88,730
 Adjustments to reconcile net income (loss) to net
    cash provided by operating activities:
 Acquisition of in-process research                         59,329                  -                  -                  -
 Collection of warrant subscription receivable                 875              2,276              2,301              3,617
 Depreciation and amortization.................              6,997              7,647              9,833             15,457
 Accrued original issue discount on 5.75%
 zero coupon subordinated exchangeable notes                 5,759              5,720              5,677              8,924
 Profit on sale of property, plant and equipment              (114)               (49)               (70)              (110)
 Profit on sale of intangible assets                          (106)                 -                  -                  -
 Amortization of government grants                            (366)              (253)              (241)              (379)
 Provision for write down of investments                      (125)                 -                  -                  -
 (Profit) loss on sale of marketable investment securities    (918)             1,016             (5,740)            (9,023)
 Profit on sale of investments.......................            -                  -             (3,580)            (5,627)
 Unrealized loss on marketable investment securities           847                453                  -                  -
 Amortization of discounts on held to maturity investments       -               (459)               (85)              (133)
 Minority interest...................................       (1,577)            (1,628)               203                319
 Share of loss of associates.........................        1,200              1,585              2,611              4,104
 Changes in assets and liabilities:
 (Increase) in accounts receivable and other current assets (6,117)            (8,052)           (10,341)           (16,256)
 (Increase) decrease in inventories                         (2,843)               679             (1,870)            (2,940)
 Increase (decrease) in accounts payable and accruals         (506)            (3,214)             2,008              3,156
                                                           ----------------------------------------------------------------
    Net cash provided by operating activities               12,014             47,403             57,150             89,839
                                                           ----------------------------------------------------------------
Cash flows from investing activities:
 Proceeds from disposal of property,
    plant and equipment..............................          387                227                221                348
 Purchase of property, plant and equipment                 (15,517)           (14,608)           (13,943)           (21,918)
 Purchase of investments.............................       (5,494)           (25,361)           (17,875)           (28,100)
 Proceeds from disposal of investments                           -                  -             11,248             17,682
 Purchase of marketable investment securities             (115,103)          (101,230)           (90,210)          (141,810)
 Sale and maturity of marketable investment securities      59,778             98,846            130,857            205,707
 Short term advance..................................            -                  -            (91,669)          (144,104)
 Purchase of licenses and patents                           (6,702)            (1,827)            (9,187)           (14,442)
 Minority interest in subsidiary                             1,388              2,738                  -                  -
Acquisition of subsidiaries primarily represented by:
  Goodwill and other intangible assets
    arising on acquisitions.......................... 23      (307)            (3,325)                 -                  -
                                                           ----------------------------------------------------------------
    Net cash used in investing activities                  (81,570)           (44,540)           (80,558)          (126,637)
                                                           ----------------------------------------------------------------
Cash flows from financing activities:
    Proceeds from sale of share capital                      1,065                817             61,721             97,025
    Repayment of loans................ ...                     (12)                 -                (65)              (102)
                                                           ----------------------------------------------------------------
      Net cash provided by financing activities              1,053                817             61,656             96,923
                                                           ----------------------------------------------------------------
Effect of exchange rate changes on cash                       (615)            (2,662)             3,933              6,183
                                                           ----------------------------------------------------------------
   Net increase (decrease) in cash and cash equivalents    (69,118)             1,018             42,181             66,308
  Cash and cash equivalents at beginning of year            90,182             21,064             22,082             34,713
                                                           ----------------------------------------------------------------
  Cash and cash equivalents at end of year                  21,064             22,082             64,263            101,021
                                                           ================================================================



   The accompanying notes are an integral part of these financial statements.

                     ELAN CORPORATION, PLC AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY




                                 Number             Additional
                                 of     Share       Paid-in     Executive   Retained    Translation Unrealised  Total       Total
                                 Shares Capital     Capital     Shares      Earnings    Adjustment  Gain        Amount      Amount
                                 000s   IR(pnd)000s IR(pnd)000s IR(pnd)000s IR(pnd)000s IR(pnd)000s IR(pnd)000s IR(pnd)000sUS$000s



Balance at March 31, 1993...... 28,834     1,153      93,152         2      43,510          62         --       137,879    216,746
Exercise of stock options and
 warrants......................    109         4       1,061        --          --          --         --         1,065      1,674
Stock issued as a result of
 acquisitions..................  2,558       103      59,240        --          --          --         --        59,343     93,287
Equity adjustment from foreign
 currency translation..........     --        --          --        --          --         601         --           601        945
Warrant subscription...........     --        --       7,230        --          --          --         --         7,230     11,366
Unearned warrant subscription
 receivable....................     --        --      (6,355)       --          --          --         --        (6,355)    (9,990)
Net loss.......................     --        --          --        --     (50,321)         --         --       (50,321)   (79,105)
                                ---------------------------------------------------------------------------------------------------

BALANCE AT MARCH 31, 1994...... 31,501     1,260     154,328         2      (6,811)        663         --       149,442    234,923
Exercise of stock options and
 warrants.......................    94         4         813        --          --          --         --           817      1,284
Equity adjustment from foreign
 currency translation...........    --        --          --        --          --      (9,787)        --        (9,787)   (15,385)
Collection of warrant subscription
 receivable.....................    --        --       2,276        --          --          --         --         2,276      3,578
Net income......................    --        --          --        --      41,682          --         --        41,682     65,524
                               --------------------------------------------------------------------------------------------------

BALANCE AT MARCH 31, 1995.......31,595     1,264     157,417         2      34,871      (9,124)        --       184,430    289,924
Exercise of stock options and
 warrants....................... 6,602       264      61,457        --          --          --         --        61,721     97,025
Exchange of 5.75% zero coupon
 subordinated exchangeable
 notes..........................   179         7       3,882        --          --          --         --         3,889      6,114
Stock issued as a result of
 acquisitions...................    43         2         922        --          --          --         --           924      1,452
Equity adjustment from foreign
 currency translation...........    --        --          --        --          --       4,676         --         4,676      7,351
Unrealized gain (net) on available
 for sale securities............    --        --          --        --          --          --      8,545         8,545     13,433
Collection of warrant subscription
 receivable.....................    --        --        2,301       --          --          --         --         2,301      3,617
Net income......................    --        --           --       --      56,444          --         --        56,444     88,730
                                 --------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 1996...... 38,419     1,537      225,979        2      91,315      (4,448)     8,545       322,930    507,646
                                 ===================================================================================================


   The accompanying notes are an integral part of these financial statements.

                     ELAN CORPORATION, PLC AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

     The accounting policies followed in the preparation of the accompanying consolidated financial statements are in conformity with generally accepted accounting principles in the United States.

     (a) Basis of Consolidation

     The consolidated financial statements include the accounts of Elan Corporation, plc ("Elan" or the "Company"), all of its subsidiaries and the Company's share of profits or losses of significant associated undertakings. All significant associated undertakings are accounted for under the equity method of accounting. All significant intercompany profits, transactions and account balances have been eliminated.

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures in these financial statements. Actual results could differ from those estimates. The Company is subject to certain risks and uncertainties arising from a number of factors including changes in the health care environment, competition, and tax reform. Certain pharmaceutical products developed by Elan may face significant exposure from competitive brand names and generic competition in the future. It is not possible to predict the impact of possible future competition on sales of Elan's pharmaceutical products.

(b)  Revenue

     Revenue is shown net of value added tax and other sales taxes.

(c)  Revenue Recognition

     Non-refundable royalty income, license fees and option fees are credited to the statement of income when earned. Certain royalties, license fees and option fees are refundable. These are treated as deferred income until such time as there is no further obligation on the Company to make refunds.

(d)  Property, Plant and Equipment

     Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight line method based on estimated useful lives at the following annual rates:

                                                                         %



       Premises.................................................     2.5 - 3.3

       Plant and equipment......................................       10-20

       Laboratory equipment.....................................        15

       Office equipment.........................................        20

       Computer equipment.......................................        25

       Automobiles..............................................        20

(e)  Intangible Assets

     Patents and licenses are stated at the lower of cost or valuation and are amortized over the lesser of their expected useful lives or their statutory lives, which range between 5 years and 20 years. Costs incurred in connection with the raising of long term debt finance are amortized over the period of the financing. Purchased goodwill is written off over the period during which the benefits are expected to accrue, which ranges from 8 to 40 years. Where events or circumstances are present which indicate that the carrying amount of an intangible asset may not be recoverable, the Company estimates the future undiscounted cash flows expected to result from use of the asset and its eventual disposition. Where future undiscounted cash flow is less than the carrying amount of the asset, the Company will recognize an impairment loss. Otherwise no loss is recognized.

(f)  Inventory

     Inventories are valued at the lower of cost or market. Cost in the case of raw materials and supplies is calculated on a first-in, first-out basis, and comprises the purchase price, including import duties, transport and handling costs, and any other directly attributable costs, less trade discounts. Cost in the case of work-in-process and finished goods comprises direct labor and material costs, and attributable overheads. Cost in the case of product inventory comprises direct materials, labor and external services incurred in connection with the registration of licensable products with regulatory agencies in various jurisdictions. (g) Research and Development Research and development expenditure includes only the costs associated with projects not funded by licensing and other development partners and is charged to expense as incurred.

(h)  Taxation

     Corporation tax is provided on the results for the year. The profits of Elan are largely exempt from taxation as they are subject to tax relief granted to companies within Ireland whose income is derived from patents. At the present time, there is no termination date in effect for this relief. Certain other Irish subsidiaries of Elan are subject to taxation at a rate of 10% on manufacturing income which relief is available until December 31, 2010.

     The Company applies Statement of Financial Accounting Standard (SFAS) No. 109 "Accounting for Income Taxes", which requires the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled.

(i)  Government Grants

     Capital grants are released as a credit against depreciation in equal annual installments over the anticipated life of the relevant property, plant and equipment. Training grants and research and development grants are credited to the income statement in the period in which the related expenditure is incurred.

(j)  Foreign Currencies and Translation of Subsidiaries and Associates

     Monetary assets and liabilities denominated in currencies other than Irish pounds are translated into Irish pounds at exchange rates prevailing at the balance sheet date. Profits and losses are dealt with in the income statement and where material they are separately disclosed.

     The assets and liabilities of subsidiaries are translated using year-end exchange rates and income is translated at average yearly rates. The cumulative effect of exchange rate changes is included in shareholders' equity.

(k) Derivative Financial Instruments

     Derivative financial instruments are utilized to hedge interest rate and currency exposures. Forward currency contracts and options are utilized to hedge against transaction exposures and are recognized in income simultaneously with the net income effect of the related transactions generating such risks. The carrying values of derivative financial instruments are generally reported within other current assets or other current liabilities.

     Interest rate futures are utilized within the Company's marketable investment securities portfolio to protect against declines in security values. Unrealized gains or losses are included in income for the period.

(l)  Cash and Cash Equivalents

     Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less.

(m)  Investments

     The company adopted Statement of Financial Accounting Standard (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities" at March 31, 1994. The Company has classified long and short term marketable investment securities and certain investments as either held to maturity, trading or available for sale in accordance with the terms of SFAS No. 115. Realized gains and losses are determined using specific identification. Debt securities which the Company has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost.

     Debt and equity securities which are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in income for the period.

     Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains or losses reported in a separate component of shareholders' equity.

(n)  Stock Based Compensation

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock Based Compensation". SFAS No. 123 establishes an alternative method of accounting for stock based compensation awarded to employees whereby a compensation expense is recognized based on the fair value of the stock based award. SFAS No. 123 is effective for financial statements for years beginning after December 15, 1995. Alternatively, SFAS No. 123 allows companies to continue to measure compensation expense in accordance with Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees". Companies electing to continue to apply APB No. 25 are required to make pro-forma disclosures of net income and earnings per share as if the fair value method of SFAS No. 123 had been applied. The Company expects to continue to apply APB No. 25 and will make required pro-forma disclosures in accordance with SFAS No. 123.

(o)  Expression of Financial Statements in U.S. Dollars

     The financial statements, presented in Irish pounds as of and for the year ended March 31, 1996 are also expressed in U.S. dollars on an unaudited basis, solely for convenience, at the rate of IR(pound)1=US$1.572, the noon buying rate in New York City as certified by the Federal Reserve Bank of New York on March 31, 1996.

     No representation is made that the Irish pound amounts have been, could have been, or could be converted into dollars at that or any other rate.

2.   MARKETABLE INVESTMENT SECURITIES

     Marketable investment securities at March 31, 1996 and 1995 consisted of:


                                            1995           1996           1996
                                         IR(POUND)000S  IR(POUND)000S   US$000S


Trading securities at fair value:
    Debt securities..................         73,525         76,294     119,934
    Futures contracts................           (339)           176         277
    Equity securities................          5,739          4,345       6,830
Available for sale securities........         17,410         30,320      47,663
                                              ------         ------      ------


Held to maturity securities, at
 amortized cost......................         35,932             --          --
Total marketable investment
  securities.........................        132,267        111,135     174,704
Less long term held to maturity
  securities.........................        (26,609)            --          --
                                             -------        -------     -------
Marketable investment securities -
  short term ........................        105,658        111,135     174,704
                                             =======        =======     =======



     The cumulative effect of adopting SFAS No. 115 as of March 31, 1994 on the earnings for the year to March 31, 1994 was not considered to be material.

     Marketable investment securities are marked to market. The Company's external investment manager has entered into a number of interest rate futures contracts in order to reduce the duration and interest rate sensitivity of its trading fixed income securities in accordance with the Company's treasury policy. At March 31, 1996 these contracts, which had a nominal receivable value of IR(pound)49,273,000 and payable value of IR(pound)38,098,000 and maturities of between one and three years, were marked to market.

(a)    Available for sale securities

Available for sale securities at March 31, 1996 are analyzed as follows:

                                                     UNREALIZED    UNREALIZED        FAIR
                           COST          GAINS         LOSSES        VALUE
                       IR(POUND)000S  IR(POUND)000S IR(POUND)000S IR(POUND)000S


Debt securities.......       7,620             --             --       7,620
Equity securities.....      14,155         12,527         (3,982)     22,700
                            ------         ------         ------      ------

                            21,775         12,527         (3,982)     30,320
                            ======         ======         ======      ======



     The net unrealized gain on available for sale securities of IR(pound)8,545,000 is shown as a separate component of shareholders' equity. Debt securities have contractual maturities of five years. The consolidated statement of cash flows includes purchases of available for sale securities during the period of IR(pound)11,152,000 within purchase of investments.

     In October 1995, Elan purchased 600,000 shares in Emisphere Technologies, Inc. ("Emisphere") unregistered common stock and received a warrant, exercisable until October 18, 2000, to purchase 250,000 shares at a price of US$16.25 per share for aggregate consideration of US$7,500,000 (IR(pound)4,762,000). The investment in Emisphere, which is a quoted pharmaceutical company, is one element of a strategic alliance to develop new products.

     In September 1995, Elan purchased 700,000 unregistered shares in Ethical Holdings, plc. ("Ethical") and received a warrant, exercisable until August 31, 2000, to purchase 950,000 shares at a price of US$9.75 per share until August 31, 1998, and US$10.75 thereafter, for aggregate consideration of US$6,820,000 (IR(pound)4,330,000). The investment in Ethical, which is a quoted UK drug delivery company, is one element of a strategic alliance to develop new products.

     Included in debt securities is an interest bearing loan of US$12,000,000 (IR(pound)7,620,000) to Athena Neurosciences, Inc. under a convertible unsecured subordinated promissory note. The note has a five year maturity and is convertible, at Elan's option, to Athena common stock at an initial price of US$10 per share. Elan has received warrants to purchase 400,000 shares of Athena common stock at a price of US$10 per share commencing June, 1996. In addition, Elan has purchased 300,000 shares of common stock for aggregate consideration of US$2,762,000 (IR(pound)1,754,000) which are included in equity securities (Note
21).

     In fiscal 1995 Elan invested US$4,730,000 (IR(pound)3,003,000) in unregistered common stock and warrants of Dura Pharmaceuticals, Inc. ("Dura") and advanced US$10,000,000 (IR(pound)6,350,000) to Dura Delivery Systems, Inc. ("DDSI"), a research company related to Dura. The loan, which was unsecured and interest bearing also carried certain conversion rights. In early 1996, the loan was converted into 376,581 shares of Dura common stock and such shares were subsequently sold by Elan during March, 1996.

(b)  Held to maturity securities

     In December 1995 the Company reassessed the appropriateness of the classification of its held to maturity securities in accordance with the transition provisions of the November 1995 FASB Special Report "A Guide to the Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities". The report allowed companies, no later than December 31, 1995, to reassess the appropriateness of the classification of all securities held and to account for any resulting reclassifications at fair value. As a result, the Company reclassified as trading and liquidated all of its held to maturity marketable investment securities amounting to IR(pound)40,541,000. A net gain of IR(pound)326,000 WAS recognized as a result of reclassifying and liquidating these investments.

     The amortized cost and fair values of held to maturity securities at March 31, 1995 is as follows:


                          Amortized     Unrealized     Unrealized     Fair
                            Cost          Gains          Losses       Value
                        IR(pound)000s IR(pound)000s IR(pound)000s IR(POUND)000S


US asset backed securities... 6,403       --              (88)      6,315
US corporate securities......23,530       26             (140)     23,416
US collateralized mortgage
  obligations................ 5,999       --              (38)      5,961
                              -----                       ---       -----
                             35,932       26             (266)     35,692
                             ======       ==             ====      ======

     The maturities of fixed income securities classified as held to maturity at March 31, 1995 are as follows:


                                                       AMORTIZED      FAIR
                                                         COST         VALUE
                                                    IR(POUND)000S IR(POUND)000S



Within one year...............................           3,324       3,313
One to five years.............................          26,609      26,418
                                                        ------      ------
                                                        29,933      29,731
Mortgage backed securities....................           5,999       5,961
                                                         -----       -----
                                                        35,932      35,692
                                                        ======      ======

3.  Accounts Receivable

                                      1995           1996           1996
                                 IR(POUND)000S   IR(POUND)000S     US$000S


Trade receivables (net of provision
  for doubtful debts of
  IR(pound)195,000; 1995:
  IR(pound)185,000)............      22,470         31,067        48,837
Other non-trade receivables....       5,012          7,405        11,641
                                      -----          -----        ------
                                     27,482         38,472        60,478
                                     ======         ======        ======


     Other non-trade receivables include an amount of IR(pound)704,000 due after more than one year.

4.   INVENTORIES

                                     1995             1996        1996
                                  IR(POUND)000S  IR(POUND)000S  US$000S


Raw materials...............          2,655          3,265       5,133
Work in process.............          1,987          4,482       7,046
Finished goods..............          1,711          2,451       3,853
Product inventory...........          5,810          3,835       6,028
                                      -----          -----       -----
 ............................         12,163         14,033      22,060
                                     ======         ======      ======


5.  SHORT TERM ADVANCE
                                       1995           1996        1996
                               IR(POUND)000S   IR(POUND)000S    US$000S

ADVANCE TO NALE LABORATORIES, PLC       -           91,669      144,104
                                     =======        ======      =======



     On March 28, 1996 Elan made a short term interest bearing advance of IR(pound)91,669,000 to Warner Chilcott, Inc., A wholly owned subsidiary of Nale Laboratories, plc. On April 26, 1996 this short term interest bearing advance was repaid by Nale following completion of its rights offering, private placement and bank funding (Note 21).

6.  TANGIBLE FIXED ASSETS

                                      1995           1996          1996
COST                               IR(POUND)000S  IR(POUND)000S   US$000S


Land and buildings.................. 32,101         36,053      56,676
Equipment, furniture, fixtures and
  automobiles....................... 41,632         50,311      79,089
                                     ------         ------      ------
                                     73,733         86,364     135,765
Less accumulated depreciation.......(19,921)       (25,927)    (40,758)
                                    -------        -------     -------
 .................................... 53,812         60,437      95,007
                                     ======         ======      ======



     Depreciation expense amounted to IR(pound)4,502,000, IR(pound)5,536,000 and IR(pound)6,582,000 for the years ending March 31, 1994, 1995 and 1996 respectively.

7.     INVESTMENTS

                                      1995           1996        1996
                                 IR(POUND)000S   IR(POUND)000S   US$000S


Investments in and loans to
  associates...............          3,758          7,626      11,988
Other securities...........          6,054          7,461      11,729
                                     -----          -----      ------
                                     9,812         15,087      23,717
                                     =====         ======      ======


(a) Associates

     During fiscal 1995, Elan invested IR(pound)6,927,000 (US$10,000,000) for 625,000 ordinary shares representing 26.6% of the equity of Nale Laboratories, plc ("Nale"), a development stage company specializing in the development and manufacture of complex generic drugs (see Note 16). In addition Elan has a warrant to purchase an additional 500,000 ordinary shares of Nale. Elan did not account for this investment under the equity method in fiscal 1995 as it was intended to reduce its shareholding below 20% in the short term. During fiscal 1996, Elan was precluded from its intention to reduce its shareholding below 20% due to Nale entering into negotiations with and subsequently acquiring a division of the Warner-Lambert Company as more fully explained in note 21. Consequently, Elan has accounted for Nale as an associate in fiscal 1996. Elan's share of Nale losses in the current year amounted to IR(pound)2,171,000.

(b)  Other securities

     In December 1995, Elan purchased, in a private placement, 333,333 units, each unit consisting of one share of callable common stock, of Spiros Development Corporation ("Spiros") and one warrant to purchase 1.2 shares of common stock of Dura at an exercise price of US$38.94 per share, at a price of US$30 per unit. The warrants expire on December 29, 2000. Spiros is developing certain products based on a proprietary dry powder drug delivery system licensed from Dura and DDSI.

8.  INTANGIBLE ASSETS

                                       1995           1996         1996
COST                              IR(POUND)000S   IR(POUND)000S  US$000S


Patents and licenses.........         23,572         33,019      51,907
Goodwill.....................         24,115         25,171      39,568
Deferred financing costs.....          3,355          3,459       5,437
                                       -----          -----       -----
                                      51,042         61,649      96,912
Less accumulated amortization         (8,749)       (12,215)    (19,202)
                                      ------        -------     -------
                                      42,293         49,434      77,710
                                      ======         ======      ======

     Amortization expense amounted to IR(pound)2,495,000, IR(pound)2,111,000 and IR(pound)3,251,000 for the years endinG MARCH 31, 1994, 1995 and 1996.

9.  ACCRUED EXPENSES AND OTHER LIABILITIES

                                       1995           1996        1996
                                  IR(POUND)000S  IR(POUND)000S   US$000S

Accrued liabilities.........          7,037          8,096      12,727
Other liabilities...........          4,398          2,251       3,539
                                      -----          -----       -----
                                     11,435         10,347      16,266
                                     ======         ======      ======

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

     Cash, cash equivalents and accounts receivable - carrying amount approximates fair value due to the short term maturities of these instruments.

     Investments - the fair values of investments are estimated for quoted equity securities utilizing quoted market prices and taking account of current market conditions, for debt securities by utilizing current market interest rates for loans with similar risk and duration profile and for material unquoted equity investments by discounting projected future cash flows.

     Marketable investment securities - the fair values of marketable investment securities, including interest rate futures, are estimated based on quotes obtained from brokers for those and similar instruments.

     Other creditors and current bank loans - carrying amount approximates fair value due to the short term maturities of these instruments.

     5.75% zero coupon subordinated exchangeable notes - fair value was assessed based on the quoted market price.

     At March 31, 1996 Elan had entered into a number of forward foreign exchange contracts and foreign currency options at various rates of exchange in the normal course of business to sell US dollars for Irish pounds for a nominal value of US$21,000,000.

     The fair value of financial instruments at March 31, 1995 and 1996 was as follows:

                                                   1995                       1996
                                         CARRYING       FAIR           CARRYING       FAIR
                                          VALUE         VALUE           VALUE        VALUE
                                     IR(POUND)000S  IR(POUND)000S  IR(POUND)000S  IR(POUND)000S

Financial assets:
  Cash and cash equivalents.............  22,082       22,082           64,263      64,263
  Accounts receivable and prepayments...  29,962       29,962           40,443      40,443
  Investments...........................   9,812        9,812           15,087      15,087
  Marketable investment securities...... 132,267      132,319          111,135     111,135

Financial liabilities:
  Other creditors.......................  17,207       17,207           18,041      18,041
  Bank loans - current..................      65           65                -          -
  5.75% zero coupon subordinated
   exchangeable notes...................  98,252      108,111          103,128     182,857
  Forward foreign exchange contracts
   and options..........................       -           -                 9           9


11. Concentrations of credit risk

     The company's revenues derive from the manufacture, development and sale of a range of pharmaceutical products. Approximately 56% of revenues were derived in the United States in fiscal 1996. Three clients accounted for approximately 67% of total revenues. These companies have strong credit ratings and therefore credit risk is considered to be minimal.

     The Company invests excess cash in a variety of securities with strong credit ratings. These securities have at least an "A" or "AA" credit rating. As such they bear minimal credit risk and the Company has not experienced any losses related to these investments due to bankruptcy or failure.

12.  GOVERNMENT GRANTS

     Capital grants totalling IR(pound)4,173,000, in aggregate, have been received from the Industrial Development Authority, an Irish government agency. Normally such grants would become repayable if the Company ceased to trade or where the grant aided assets are sold within a period generally defined as ten years after the receipt of the last payment under the relevant grant agreement.

     Included in retained earnings at March 31, 1996, is an amount of IR(pound)2,414,000 in respect of capital grants credited to income.

13.  LONG-TERM DEBT

                                           1995        1996             1996
                                      IR(POUND)000S  IR(POUND)000S     US$000S

5.75% zero coupon subordinated
  exchangeable notes................     98,252      103,128          162,117


     In October 1992, Elan International Finance Ltd. (EIF), a wholly owned subsidiary of Elan, issued, at a substantial discount, Liquid Yield OptionO Notes due 2012 ("LYONs") in the principal amount of US$431,250,000 at maturity. The gross proceeds to the Company amounted to US$138,780,563, issued at a price of US$321.81 per US$1,000 principal amount at maturity. The expenses associated with this transaction amounted to IR(pound)3,242,000.

     There are no periodic payments of interest and the LYONs will mature on October 16, 2012. The yield to maturity is 5.75% per annum, calculated on a semi-annual basis. The LYONs are irrevocably and unconditionally guaranteed by Elan and the guarantee is subordinated to all existing and future senior indebtedness of Elan.

     Each LYON is exchangeable at the option of the holder thereof at any time prior to maturity unless previously redeemed or otherwise purchased, for Elan ADSs, at an exchange rate of 10.886 Elan ADSs per LYON. The LYONs will be purchased by Elan, at the option of the holder, on October 16, 1997, October 16, 2002 and October 16, 2007 for a purchase price of US$427.27, US$567.28 and US$753.17. Elan, at its option, may elect to pay the purchase price on any particular purchase date in cash or Elan ADSs, or any equivalent combination thereof. During the year ended March 31, 1996 a total of 178,627 ADS were issued on exchange of LYONs in the principal amount of US$16,409,000 at maturity.

     The LYONs are not redeemable by EIF prior to October 16, 1996. Thereafter, the LYONs are redeemable for cash at the option of EIF at redemption prices equal to the issue price plus accrued original issue discount through the date of redemption.

     The original issue discount charged to income in the period to March 31, 1996 amounted to US$9,145,000 (IR(pound)5,677,000); 1995 US$8,789,000
(IR(pound)5,720,000); 1994 US$8,310,000 (IR(pound)5,759,000). At March 31, 1996 and 1995, the liability represents a price of US$391.52 and $369.97 per US$1,000 principal amount at maturity.

14.  SHARE CAPITAL

     The Executive shares do not confer on the holders thereof the right to receive notice of, attend or vote at any meetings of the Company, or the right to be paid a dividend out of the profits of the Company save such dividend as the directors may from time to time determine.

     The 'B' Executive shares confer on the holders thereof the same voting rights as are enjoyed by the holders of Ordinary Shares. The 'B' Executive shares do not confer on the holders thereof the right to be paid a dividend out of the profits of the Company, save such dividend as the directors may from time to time determine.

15.  ANALYSIS OF REVENUE, OPERATING INCOME, MAJOR CUSTOMERS AND ASSETS

(a)  The distribution of revenue by geographical area was as follows:

                              1994           1995           1996        1996
                        IR(POUND)000S   IR(POUND)000S  IR(POUND)000S   US$000S

Europe.................      70,816         86,662        110,160     173,171
United States..........      34,970         29,424         25,768      40,507
Other..................       1,237          2,813          5,758       9,052
                        -----------------------------------------------------
 .......................     107,023        118,899        141,686     222,730
                        =====================================================

     The distribution of export revenues from Ireland was as follows:

                              1994           1995           1996        1996
                        IR(POUND)000S   IR(POUND)000S  IR(POUND)000S   US$000S

United States...........     46,407         39,007         53,724      84,454
Other...................     23,482         42,198         43,886      68,989
                        -----------------------------------------------------
Total revenue...........     69,889         81,205         97,610     153,443
                        =====================================================

(b) The distribution of operating income (loss) by geographical area was as follows:

                              1994           1995           1996        1996
                        IR(POUND)000S   IR(POUND)000S  IR(POUND)000S   US$000S

Europe..................     42,480         49,535         56,395      88,653
United States...........        506         (2,723)          (393)       (618)
Other...................     (4,749)        (1,032)           293         461
                        -----------------------------------------------------
                             38,237         45,780         56,295      88,496
Corporate, general and
 administrative expenses     (9,154)        (6,684)        (7,460)    (11,727)
One time charges........    (85,131)            --             --          --
                        -----------------------------------------------------
Total operating income
 (loss).................    (56,048)        39,096         48,835      76,769
                        =====================================================

(c) The distribution of consolidated total assets by geographical area was as follows:

                                          1995          1996             1996
                                       IR(POUND)000S  IR(POUND)000S    US$000S

Europe.........................        114,907         99,189         155,925
United States..................         32,725         32,172          50,574
Other..........................          2,070          2,020           3,175
Corporate assets...............        152,689        313,120         492,225
                                       --------------------------------------
Total assets...................        302,391        446,501         701,899
                                       ======================================

(d) Elan operates in one business segment. In 1996, three clients accounted for 31%, 18% and 18% of revenues. In 1995, three clients accounted for 21%, 20% and 17% of revenues. In 1994, two clients accounted for 26% and 23% of revenues.

(e) Revenue for the two years ended March 31, 1995 and 1996 includes IR(pound)25,284,000 and IR(pound)25,570,000 respectively, from ATS. These payments are pursuant to certain agreements more fully explained in Note 16.

16.  RESEARCH AND DEVELOPMENT ARRANGEMENTS

     (a) Relationship with Advanced Therapeutic Systems, Limited

     In July 1993, Elan concluded a development and license agreement (the "Principal Agreement") and a services agreement with ATS to develop products utilizing Elan's proprietary electro-transport, biodegradable enhanced and micro-particulate drug delivery technologies. In August 1993, a rights offering to shareholders of 3,922,766 Units ( the "Units") was completed. Each of the Units comprised one Common Share in Advanced Therapeutic Systems, Limited and one warrant to purchase one Ordinary Share represented by one American Depositary Share, (evidenced by an American Depositary Receipt) of Elan. The net proceeds to ATS of the rights offering amounted to US$73,534,000 (IR(pound)51,136,000). On August 12, 1995 the Units separated into the two underlying securities. The warrants are exercisable at US$39.26 per share from August 12, 1995 until August 12, 1998. The Company recorded a warrant subscription receivable of IR(pound)7,230,000 representing the estimated value of the warrants at the date of the offering in 1993. This amount is being collected out of income from ATS pro-rata over the period of the Principal Agreement. At March 31, 1996 and 1995 the unamortized balance was IR(pound)1,778,000 and IR(pound)4,079,000 respectively.

     The proceeds of the rights offering will be used primarily to make payments to Elan under the Principal Agreement. The Principal Agreement provides for Elan to undertake research and development in respect of certain designated products which utilize the above-mentioned technologies and which have been licensed to ATS. In certain circumstances, Elan may reject the designation of a product by ATS. For each product so rejected Elan is required to pay IR(pound)9,542,000 (US$15,000,000) in cash or Ordinary Shares to ATS.

     Elan has an option, exercisable at Elan's sole discretion, to purchase, according to a pre-determined formula, all (but not less than all) of the outstanding callable Common Shares of ATS beginning on (i) October 31, 1996 and
(ii) the date ATS provides Elan with quarterly financial statements of ATS showing cash or cash equivalents of less than IR(pound)2,545,000 (US$4,000,000), and ending on April 30, 1998. If such purchase options are exercised, the purchase price calculated on a per share basis will be as follows:

                                                              Purchase Exercise
                                                                 Option Price

    At any time before October 31, 1996                                US$36
    On or after October 31, 1996 and on or before October 31, 1997     US$49
    On or after November 1, 1997 and on or before April 30, 1998       US$61

     The purchase option exercise price may be paid in cash, in American Depositary Shares or in Ordinary Shares of Elan or in any combination thereof at Elan's sole discretion.

     (b) Relationship with Nale Laboratories, plc

     In October 1994 Elan entered into a master development and license agreement and an administrative support agreement with Nale Laboratories, plc to utilize Elan's research and development, medical and regulatory infrastructure for the development of product candidates selected by Nale. Additionally, at Nale's discretion, it may utilize Elan's manufacturing capabilities under certain specified terms and conditions. For each selected product candidate Elan will receive product development royalties and license royalties at predetermined stages during the projects. The product development royalties will be designed to reimburse Elan for its product development, research, regulatory and medical costs. Revenues from Nale in the current fiscal year amounted to IR(pound)7,701,000 (1995: IR(pound)5,675,000). See also Notes 7 and 21.

17.  TAXATION

(a)  The components of income tax expense were as follows:

                               1994           1995           1996        1996
                          IR(POUND)000S  IR(POUND)000S  IR(POUND)000S  US$000S


Irish corporation tax...       648            299            258         406
Foreign taxes...........       149            134             82         129
                             -----------------------------------------------
 ........................       797            433            340         535
                             ===============================================


     In the years ended March 31, 1994, 1995 and 1996 U.S. taxes in the amount of US$1,086,000, US$620,000 and US$1,529,000 respectively that otherwise would have been accrued were offset by the benefit of tax loss carryforwards.

     In the three year period ended March 31, 1996 substantially all of Elan's net income in Ireland has been exempt from taxation by virtue of relief granted to income arising from patents. The effective rate of approximately 1% in fiscal 1996 reflected tax at the standard rate of 38% on Irish interest income and tax at the 10% rate on manufacturing operations. Reflecting the exempt nature of Irish net income and net losses in foreign operations, no liability for deferred tax has arisen to date.

     (b) The distribution of income (loss) before taxes by geographical area was as follows:

                           1994          1995          1996           1996
                     IR(POUND)000S  IR(POUND)000S  IR(POUND)000S  IR(POUND)000S

Income before taxes:
Domestic.............      34,243         42,015         50,414      79,251
    Foreign..........       1,364            100          6,370      10,014
One time charges.....     (85,131)            --             --          --
                          -------------------------------------------------
 .....................     (49,524)        42,115         56,784      89,265
                          =================================================

 (c) Effective January 1, 1993 the Company adopted Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes". See Note 1(h) to the Consolidated Financial Statements.

     For the three years ended March 31, 1994, 1995 and 1996, the tax effects of temporary differences that give rise to significant portions of deferred tax assets relate principally to net operating losses in the amount of US$4,029,000, US$3,979,000 and US$2,896,000 respectively. There are no significant deferred tax liabilities as of March 31, 1996. The valuation allowance for deferred tax assets at March 31, 1994, 1995 and 1996 were US$4,794,000 (IR(pound)3,044,000),
US$4,153,000 (IR(pound)2,558,000) and US$2,869,000 (IR(pound)1,989,000)
respectively.

     At March 31, 1996, certain United States subsidiaries had net operating loss carry-forwards for federal income tax purposes of US$8,504,000 which are available to offset future federal income tax, if any, through 2009.

18.  EARNINGS PER SHARE

     Earnings per share is computed by dividing the net income or loss available to shareholders by the sum of the weighted average of Ordinary Shares and common stock equivalent shares in issue during the year. Common stock equivalent shares are calculated using the average share price during the year.

     Earnings per share assuming full dilution is computed by dividing net income as adjusted for the effect of other potentially dilutive securities by the sum of the weighted average number of Ordinary and equivalent shares and shares issuable on other potentially dilutive securities in issue during the year. Common stock equivalent shares are calculated using the higher of the average share price during the year or the closing share price in order to reflect maxium potential dilution. The total number of shares used in the fully diluted calculation amounted to 42.9 million. Net income used in the fully diluted calculation has been increased by IR(pound)5.7 million reflecting amortized accrued original issue discount on the LYONs which would be avoided if the LYONs had been converted on the first day of fiscal 1996. Earnings per share assuming full dilution was less than 3% for the years ended March 31, 1995 and 1994 and is therefore not presented. Earnings per share assuming full dilution for the year ended March 31, 1996 is presented as dilution was approximately 4%.

19. SHARE OPTIONS AND WARRANTS

     Under the terms of Elan's employee stock option plans, options over 1,699,125 Ordinary Shares were outstanding at March 31, 1996. Under the plans, options over a further 221,828 shares are available for grant. All options granted under the plans were granted at prices equal to market value at the date of grant and will expire on a date not later than between five and eight years after their grant.

     In December 1990, the directors approved the issue of options over 600,000 Ordinary Shares to Donald E. Panoz, the Company's Chairman which became exercisable as to one-fifth each year from the date of grant. The exercise price per share is US$13.417, the market price at the date of grant. Such grant was separate from options granted under Elan's employee stock option plans. These options were exercised in January, 1996.

     In March 1991, the directors approved the issue of options over 3,750 Ordinary Shares at $22.00 per share to two consultants engaged in connection with certain development activities. These options are exercisable over the eight year period from the date of grant.

     In connection with the ATS offering, Elan issued 3,922,766 warrants in August 1993 as more fully explained in Note 16.

     In October 1995, the directors approved the issue of options over 1,000,000 Ordinary Shares to various directors and officers of the Company which become exercisable as to one third each year from the third anniversary from the date of grant. Such grant was separate from options granted under Elan's employee stock option plans.

     The share options and warrants outstanding and exercisable were as follows:

                                        EMPLOYEE OPTIONS             OTHER OPTIONS               WARRANTS
                                      SHARES     RANGE US$       SHARES     RANGE US$    SHARES        RANGE US$

Outstanding at March 31, 1993..       776,950    4.83-25.92      605,778   6.17-22.00   5,813,028        15.25
Exercised......................      (105,210)   5.83-25.92        (375)        22.00      (4,206)       15.25
Granted........................       314,650   27.83-31.75          --            --   3,922,766        39.26
Expired........................       (11,460)  5.83-30.125          --            --          --          --
                                   ---------------------------------------------------------------------------
Outstanding at March 31, 1994..       974,930    4.83-31.75      605,403   6.17-22.00   9,731,588   5.25-39.26
Exercised......................       (86,280)  5.83-30.125        (375)        22.00      (5,864)       15.25
Granted........................       469,300   30.75-32.50          --            --          --           --
EXPIRED........................       (15,670) 19.83-30.125      (2,028)         6.17          --           --
                                   ---------------------------------------------------------------------------
Outstanding at March 31, 1995..     1,342,280     4.83-32.5      603,000  13.42-22.00   9,725,724   5.25-39.26
Exercised......................      (201,985)   4.83-32.25     (600,085) 13.42-22.00  (5,800,862) 15.25-39.26
Granted........................       594,250   33.25-48.75    1,000,000        38.50          --           --
EXPIRED........................       (35,420)  19.83-33.25          --            --      (3,087)       15.25
                                   ---------------------------------------------------------------------------
Outstanding at March 31, 1996..     1,699,125    5.83-48.75    1,002,915  22.00-38.50   3,921,775         9.26
                                   ===========================================================================
Exercisable....................       432,990     5.83-32.5        2,915        22.00   3,921,775        39.26
                                   ===========================================================================

20.  ACQUISITIONS

     (a) Acquisition of Elan Medical Technologies Limited

     In February 1995, Elan bought out its minority joint venture partner in Elan Medical Technologies Limited, a company engaged in the development and manufacture of medical devices, for a purchase price of US$3,650,000 (IR(pound)2,253,000) paid in cash.

     The excess of the purchase consideration over the fair value of the assets acquired amounted to IR(pound)3,290,000 and has been allocated to patents and licenses. The board of directors of Elan has determined that the amortization of these patents will be over a period of 17 years from the date of acquisition.

     (b) Acquisition of Elan Pharma (Taiwan)

     In July 1994, Elan acquired a 51% interest in a Taiwan based business, which distributes pharmaceutical products, for an initial purchase price of IR(pound)1,669,000, of which IR(pound)678,000 was paid in cash and the balance due was accruED At March 31, 1995. Further payments of up to US$2.5 million may be payable on the achievement of certain milestones.

     Elan has accounted for this acquisition using purchase accounting. The excess of the purchase consideration over the fair value of the assets acquired amounted to IR(pound)1,669,000. The board of directors of Elan has determined that the amortization of purchased goodwill will be over a period of 20 years from the date of acquisition.

     (c) Acquisition of Drug Research Corporation, plc

     From November 1990 through July 1993, Elan had a research and development arrangement with Drug Research Corporation, plc to further develop drug delivery systems using Elan's proprietary electro-transport and intestinal protective drug administration systems. The net proceeds to DRC of the November 1990 rights offering were used primarily to make payments to Elan under the research and development agreement.

     In May 1993, Elan exercised its option to acquire all outstanding shares of Drug Research Corporation, plc. As a result, Elan issued 2,485,358 Ordinary Shares at US$33.175 per share, the market value in May 1993 and assumed liabilities of IR(pound)1,399,000 as full consideration for the purchase of 100% of the outstanding share capital of Drug Research Corporation, plc.

     As a result of this acquisition which was accounted for using purchase accounting, Elan incurred a one time charge of IR(pound)59,329,000 in the second quarter of fiscal 1994.

21. COMMITMENTS AND CONTINGENCIES

     Elan and its subsidiaries occupy certain facilities under lease arrangements and lease certain equipment. Rentals amounted to IR(pound)458,000, IR(pound)637,000 and IR(pound)446,000 in fiscal 1996, 1995 and 1994 respectively.

     Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

                                                             MINIMUM RENTAL
                                                                PAYMENTS
                                                      IR(POUND)000S     US$000S

1997................................................           402         632
1998................................................           337         530
1999................................................           258         406
2000................................................           119         187
2001................................................            48          75
Later years.........................................            --          --
                                                            -------------------
                                                             1,164       1,830
                                                            ===================

     As of March 31, 1996 the following contractual commitments for the purchase of property, plant and equipment had been authorized by the directors:

                                                         IR(pound)000s  US$000S

Contracted for.......................................       3,840       6,036
Not contracted for...................................       2,280       3,584
                                                            6,120       9,620

     In March 1996, pursuant to an asset purchase agreement, Warner Chilcott, Inc. ("WCI"), a wholly owned subsidiary of Nale, acquired certain assets of Warner Chilcott, a generic pharmaceutical business, from the Warner-Lambert Company. As part of the funding for this acquisition Nale offered, via a private placement, 69,000 units at US$1,400 per unit, each unit consisting of 35 ADSs of Nale and a US$1,000 Senior Subordinated Note Due 2001 of WCI. A subsidiary of Elan, purchased 26.6% of the units at a total cost of US$25,696,000. A second subsidiary of Elan committed to purchase any unsubscribed units. At April 30, 1996 that subsidiary held 24,130 units with a total cost of US$33,782,000 and such units are expected to be disposed of in the near future.

     On March 18, 1996 Elan entered into an Agreement and Plan of Merger (" the Merger Agreement") to acquire Athena Neurosciences, Inc. ("Athena"). Athena is a pharmaceutical company which discovers, develops and markets therapeutic products and diagnostic services in the area of neurological disorders. Under the Merger Agreement, Athena shareholders will receive, for each Athena share,
 .2956 Elan ADSs (with each Elan ADS representing one Elan Ordinary share). The Merger Agreement values Athena at approximately US$600,000,000.

     At March 31, 1996 Elan had entered into a number of forward foreign exchange contracts and foreign currency options at various rates of exchange in the normal course of business to sell US dollars for Irish pounds for a nominal value of US$21,000,000.

22. Pension Plans

     The Company funds the pension entitlements of certain employees through defined benefit plans. Two plans are operated for Irish employees. On retirement a member is entitled to a pension calculated at 1/60th of final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. These plans are funded externally and the related pension costs and liabilities are assessed in accordance with the advice of professionally qualified actuaries. The investments of the plans as at March 31, 1996 consisted of units held in independently administered funds.

     The net periodic pension cost was comprised of the following:

                                 1994           1995         1996        1996
                             IR(pound)000s IR(pound)000s IR(pound)000s US$000s

Service cost...............      224            243            218         343
Interest cost..............      106            138            186         292
Return on plan assets......     (223)           219           (524)       (824)
Other......................      118           (378)           314         494
                              -------------------------------------------------
 ...........................      225            222            194         305
                              =================================================

     The funded status and resulting prepaid pension cost of defined benefit plans were as follows:

                                                1995         1996        1996
                                          IR(pound)000s  IR(pound)000s  US$000s

Fair value of plan assets..................... 2,226          3,450       5,423
                                               --------------------------------
Actuarial present value of benefit obligation:
Vested........................................ 1,213          1,361       2,139
Non-vested....................................    --             --          --
                                               --------------------------------
Accumulated benefit obligation................ 1,213          1,361       2,139
Effect of projected future salary increases...   949          1,560       2,452
                                               --------------------------------
Projected benefit obligation.................. 2,162          2,921       4,591
                                               --------------------------------
Excess of projected assets over plan
  obligation..................................    64            529         832
Unrecognized net loss (gain)..................   111            (44)        (69)
Unrecognized transition obligation............   136            123         193
                                               --------------------------------
Prepaid pension cost..........................   311            608         956
                                               ================================

     The weighted average assumed discount rate, the rate of compensation increase used to measure the projected benefit obligation and the weighted average expected long term rate of return on plan assets were 8%, 6% and 9% in 1996 and 8.5%, 6.5% and 9% in 1995.

     In addition, Elan operates a number of defined contribution pension plans, primarily for employees outside of Ireland. The costs of these plans are charged to the profit and loss account in the period in which incurred. The pension cost for these plans in the years ended March 31, 1996, 1995 and 1994, was IR(pound)359,000, IR(pound)296,000 and IR(pound)231,000, respectively.

23.  SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING ACTIVITIES

     During fiscal 1995 Elan acquired the remaining 49% in Elan Medical Technologies Limited and a 51% interest in Elan Pharma Taiwan.

     The following schedule summarizes the impact of these acquisitions on the Company's cash flow:

                                            1995           1996        1996
                                      IR(POUND)000S   IR(POUND)000S  US$000S


Cash paid for the capital stock.....          3,325             --          --
Liabilities assumed.................            551             --          --
                                             ----------------------------------
Total cash consideration............          3,876             --          --
Shares issued in exchange for the
  capital stock.....................             --            924        1453
                                             ----------------------------------
Payments accrued at balance
  sheet date........................          1,083           (924)      (1453)
Fair value of assets acquired.......          4,959             --          --
                                             ==================================


24. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION


                                    1994         1995         1996        1996
                            IR(POUND)000S  IR(POUND)000S IR(POUND)000S US$000S

Cash paid for:
Interest.....................             24         10        125         197
Income taxes.................          1,249        301        312         490
                                   --------------------------------------------
 .............................          1,273        311        437         687
                                   ============================================


25. LITIGATION

     There are no material pending legal proceedings to which Elan is a party or to which any of its property is subject.

26. RELATED PARTIES

     During the first two months of fiscal 1994, the Company used an aircraft which was owned by a corporation owned by the family trusts of Mr. Donald E. Panoz, the Chairman of Elan. The Company paid for such usage at rates which the Company believed were no less favorable than the rates it could have obtained from unaffiliated third parties. The Company paid approximately US$105,000 for usage of the aircraft during fiscal 1994.

     At March 31, 1996 the Company was owed US$1,060,982 from a corporation owned by the family trusts of Mr. Donald E. Panoz, the Chairman of Elan. This amount relates principally to costs incurred on its behalf in connection with the sale of 1,840,000 Elan shares in January, 1996 and is expected to be repaid in the short term.

                                                                     SCHEDULE II

                     ELAN CORPORATION, PLC AND SUBSIDIARIES
                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

                                      CHARGED          WRITTEN       BALANCE
                                      BALANCE AT       TO COSTS      OFF TO         AT END
                                      BEGINNING           AND        ACCOUNTS         OF
                                      OF PERIOD        EXPENSES     RECEIVABLE      PERIOD
                                  IR(POUND)000S    IR(POUND)000S    IR(POUND)000S   IR(POUND)000S


April 1, 1993 to March 31, 1994
Reserve for doubtful accounts
  receivable.....................     159              178             (67)          270
                                    -----------------------------------------------------
April 1, 1994 to March 31, 1995
Reserve for doubtful accounts
  receivable.....................     270               48            (133)          185
                                    -----------------------------------------------------
April 1, 1995 to March 31, 1996
Reserve for doubtful accounts
  receivable.....................     185              129            (119)          195
                                    -----------------------------------------------------


Item 19.  Financial Statements and Exhibits

(a)       Financial Statements

     (1)  Financial Statements of Elan Corporation, plc and Subsidiaries

          Report of Independent Chartered Accountants

          Consolidated Balance Sheets at March 31, 1995, and 1996

          Consolidated Income Statements for the years ended March 31, 1994, 1995 and 1996

          Consolidated Statements of Cash Flows for the years ended March 31, 1994, 1995, and 1996

          Consolidated Statements of Shareholders' Equity

          Notes to the Consolidated Financial Statements

     (2)  FINANCIAL  STATEMENT  SCHEDULE  OF  ELAN  CORPORATION,   PLC  AND
          SUBSIDIARIES

          Schedule II - Valuation and Qualifying Accounts and Reserves



(B)      EXHIBITS

    Exhibit
    Number          Description

    23.0 Consent of KPMG with respect to Registration Statements No. 333-03829, No. 33-63774, No. 333-07361 and No. 33-27506

                                                                EXHIBIT   23.0

                  CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

The Directors,
Elan Corporation, plc,





We consent to the incorporation by reference in Registration Statements No. 333-03829, No. 33-63774, No. 333-07361 and No. 33-27506 of our Report dated
April 30, 1996 relating to the consolidated balance sheets of Elan Corporation, plc as of March 31, 1996 and 1995, and the related consolidated statements of income, shareholders equity and cashflows for each of the years in the three year period ended March 31, 1996, and the related schedule, which report appears in the March 31, 1996 Annual Report on Form 20-F of Elan Corporation, plc. and to the reference to our firm under the heading "Experts" in the prospectuses.





                                                              KPMG
                                             Chartered Accountants

Dublin, Ireland



November 6, 1996

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.





                                                     Elan Corporation, plc






November 6, 1996                                    /s/ William F. Daniel
------------------                                   ----------------------



Date                                                 William F. Daniel
                                                     Group Financial Controller